Exhibit 4.12
Reed Elsevier Group PLC
HMRH Acquisition Co.
Houghton Mifflin Riverdeep Group PLC
Education Media and Publishing Group Limited

AGREEMENT
for the sale and purchase of
shares and assets relating to the
Harcourt Education Business of Reed Elsevier

16 July 2007

Clause		Page

41.	Waivers, Rights and Remedies	33
42.	Counterparts	33
43.	Variations	33
44.	Invalidity	33
45.	No Third Party Enforcement Rights	33
46.	Governing Law and Jurisdiction	33
Definitions and Interpretation		34

EXHIBITS REFERRED TO IN THIS AGREEMENT

Description

Exhibit 1	Third Party Assurances
Exhibit 2	Information on Target Companies
Part A:	Details of the Target Companies
Part B:	Details of the subsidiaries of the Target Companies
Exhibit 3	Registered Owned IP
Exhibit 4	Properties
Part A:	Information on Target Company Properties
Part B:	Information on Business Properties
Exhibit 5	UK Business employees
Exhibit 6	Purchaser Group Information
AGREED FORM DOCUMENTS
1.	Locked Box Balance Sheet.

2.	Locked-Box Inter Company Spreadsheet.

3.	Accounts.

4.	Disclosure Letter.

5.	Supplemental Agency Agreement.

6.	IP Assignment Agreement.

7.	Senior Equity Facility.

8.	Purchaser Information Pack

AGREEMENT
Dated 16 July 2007
PARTIES:
1.	REED ELSEVIER GROUP PLC of 1-3 Strand, London WC2N 5JR, UK (the Seller)

2.	HMRH ACQUISITION CO. of 2711 Centreville Road Suite 400, City of Wilmington, County of New Castle, State of Delaware 19808 USA(the Purchaser)

3.	HOUGHTON MIFFLIN RIVERDEEP GROUP PLC of Styne House, Upper Hatch Street, Dublin 2, Ireland (the Purchaser’s Parent)

4.	EDUCATION MEDIA AND PUBLISHING LIMITED, a company incorporated in the Cayman Islands with number MC 188094
(together the parties).
RECITALS:
Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 18.
IT IS AGREED:
1. Sale and Purchase
1.1 The Seller (through the Share Sellers and the Business Sellers) shall sell, and the Purchaser (through the Share Purchasers and the Business Purchasers) shall purchase, the Shares and the Businesses on the terms set out in this Agreement.
1.2 Each Share Seller shall sell with full title guarantee and free from any Third Party Rights, and each Share Purchaser shall purchase, the particular Set of Shares for which it is identified as the respective Share Seller or Share Purchaser in Part A of Schedule 1. Each Set of Shares shall be sold with all rights attaching to them at Closing including the right to receive all distributions and dividends declared, paid or made in respect of the relevant Shares after the Locked Box Balance Sheet Date.
1.3 Each Business Seller shall sell with full title guarantee and free from any Third Party Rights, and each Business Purchaser shall purchase, the particular Business for which it is identified as the respective Business Seller or Business Purchaser in Part B of Schedule 1. Each Business shall be sold as a going concern with effect from Closing.
1.4 Clause 1.3 shall operate as an assignment of such of the Owned IP which is not registered, together with all goodwill associated therewith and all rights of action (including the right to claim for past infringement) remedies, powers and benefits pertaining thereto.

2. Price
2.1 At Closing the Purchaser shall pay to the Seller (or to one or more entities nominated by the Seller) the Consideration (together with an amount equivalent to interest on that sum at a rate of 8% per annum, accrued on a daily basis from the date falling nine months after the date on which the notification is made under the Hart-Scott-Rodino Act in relation to the acquisition of the Target Business to the Closing Date) in US dollars in accordance with clause 29.
2.2 The Consideration will be satisfied:
(a)	(subject to clause 2.4) as to US$300,000,000, in the form of HMR Paper by the allotment and issue of 30,000,000 shares of US$0.001 each in the capital of HMR Topco at a US$10 per share valuation, such shares to be allotted and issued to Harcourt Inc. (or to one or more entities nominated by the Seller) credited as fully paid and free of any Third Party Rights (save to the extent that such rights are contained in the articles of association of HMR Topco); and

(b)	as to the balance, in cash in US dollars in accordance with clause 29.
2.3 The principal terms attaching to the HMR Paper are summarised in Schedule 16. Each party shall act in good faith to the other and co-operate with and assist the other (and any relevant third party) as regards agreeing and finalising the additional rights attaching to the HMR Paper as soon as reasonably practicable following the signing of this Agreement (and, in any event, prior to Closing).
2.4 If DLJ Merchant Banking (and/or one or more of its Affiliates) invests in HMR Topco or any of its Affiliates at any time prior to Closing, the Purchaser shall use the net proceeds of that investment, dollar for dollar, to settle the Consideration in cash (in US dollars in accordance with clause 29) instead of in HMR Paper.
2.5 At Closing the Purchaser shall pay to the Seller the Inter Company Consideration in US dollars in accordance with clause 29.
2.6 From the Closing Date until the date falling 12 months after the date of this Agreement, the Purchaser may require Harcourt Inc. or any transferee of any shares that form part of the Consideration pursuant to clause 2.2(a), to sell such shares to either DLJ Merchant Banking or any other investor for a sum no less than US$10 per share.
2.7 The Consideration and the apportionment thereof set out in Schedule 1 shall be adopted for all Tax reporting purposes.
2.8 Any payment made in satisfaction of a liability arising under a Seller Obligation or a Purchaser Obligation, shall be made on the following basis:
(a)	if it is specifically referable to any particular Set of Shares (or to any Target Company or Target Companies in a particular Target Sub-Group) or any particular Business or Business Asset, it shall so far as possible adjust the price paid for the relevant Shares or Business or Business Asset;

(b)	otherwise, it shall adjust the price for such Shares or Business as the Seller and the Purchaser agree to be appropriate in the circumstances; or in the absence of such agreement it shall adjust pro rata the price paid for the relevant Shares and that part of the price paid for the relevant Business as is attributable to goodwill.

2.9 The Seller and the Purchaser shall, as soon as practicable after the date of this Agreement (and in any event prior to the Closing Date), agree the proportion of the Business Consideration, the Assumed Liabilities and any other relevant amounts required for Tax purposes to be included in the determination of the purchase price to be allocated to each of the Business Assets (the Allocation).
2.10 The Allocation for any assets of the US Business shall be consistent with the provisions of Code 1060 and the Treasury Regulations promulgated thereunder. In the event that the Seller and the Purchaser are unable to agree to the Allocation prior to the Closing Date, the Allocation shall be referred for final determination to an independent accountancy firm agreed upon at such time by the Seller and the Purchaser (or, failing agreement, such accountancy firm as is appointed by the President for the time being of the Institute of Chartered Accountants in England and Wales) (the Independent Accountant). The Independent Accountant shall be instructed to render a decision within thirty (30) days of his or her nomination or appointment. In the absence of manifest error, the Independent Accountant’s decision (which shall be communicated in writing to the Seller and the Purchaser) shall be final and binding on the Seller and the Purchaser. The fees and costs of the Independent Accountant shall be borne and paid equally by the Seller and the Purchaser. The Allocation agreed to by the Purchaser and Seller or determined by the Independent Accountant as the case may be shall be conclusive and binding upon the parties for all purposes, and neither the Seller nor the Purchaser shall take a Tax position which is inconsistent with such Allocation.
2.11 If one or more of the proposed subscribers for shares in HMR Topco under the Equity Documentation (each a Defaulting Subscriber) fails to subscribe in accordance with his obligations under the Equity Documentation at Closing, then Closing shall nonetheless proceed on the basis that the manner in which the Consideration shall be satisfied shall be adjusted so that:
(a) the number of shares of US$0.001 each in the capital of HMR Topco to be allotted and issued to Harcourt Inc. (or to one or more entities nominated by the Seller) pursuant to Clause 2.2(a) shall be increased by the aggregate of the Shortfall Amount divided by 10; and
(b) the total amount in cash to be paid pursuant to Clause 2.2(b) shall be reduced by an amount equal to the Shortfall Amount.
For the avoidance of doubt, the Seller (for itself and on behalf of the Seller Group) shall retain all rights to bring claims under the Equity Documentation against those individuals that have failed to subscribe. If the Seller does recover any sum (the Recovered Sum) from any Defaulting Subscriber that should have been paid as subscription price by that Defaulting Subscriber, then the Seller shall procure the transfer by the Seller Group to that Defaulting Subscriber of the number of shares of US$0.001 each in the capital of HMR Topco that would result from dividing an amount in US$ equal to the Recovered Sum by 10. For the avoidance of doubt, the transfer of such shares shall be treated as between HMR Topco and the defaulting subscriber as discharging HMR Topco’s obligation to issue the corresponding number of shares under the Equity Documentation.
For the purposes of this clause, the Shortfall Amount shall be the aggregate subscription monies due to have been paid to a member of the Purchaser Group pursuant to the Equity Documentation less the aggregate subscription monies actually paid to a member of the Purchaser Group pursuant to the Equity Documentation on or prior to Closing.

3. Condition to Closing
3.1 To the extent that the Proposed Transactions require notification pursuant to the competition laws of the United States under the Hart-Scott-Rodino Act, Closing shall be conditional on such necessary approvals or termination or expiration of waiting periods under the Hart-Scott-Rodino Act, to carry out the Proposed Transactions having been obtained or having occurred (the Condition).
3.2 In the event that a Governmental Entity has issued a Request for Additional Information and Documentary Material (a Second Request) under the Hart-Scott-Rodino Act in relation to the acquisition of the Target Business, the Purchaser shall:
(a)	in the case of a Second Request, take all measures necessary to limit the scope of such Second Request, and to certify substantial compliance with such Second Request as soon as reasonably practicable after the date of receipt of such Second Request (provided that the Seller shall also undertake to certify substantial compliance with the Second Request directed to the Seller as soon as reasonably practicable) and to otherwise respond to and to seek to resolve promptly any requests for information, documents, data or testimony made by any Governmental Entity; and

(b)	offer such undertakings to any Governmental Entity as are necessary to ensure the fulfilment of the Condition and the obligation in clause 3.5 below and shall do so in a timely fashion. For the avoidance of doubt, such undertakings may include any condition, obligation, undertaking or modification relating in any manner whatsoever to (i) any undertaking, or any business, activities or assets of any undertaking, that is controlled by the Purchaser or any member of the Purchaser Group or (ii) to the Business, or any business, activities or assets of the Business.
3.3 The Purchaser shall have responsibility for making appropriate merger control notifications or approaches (each an Initial Notification) to the relevant Governmental Entity in the United States.
Where the Seller is obliged to make an Initial Notification in the United States, it will do so at the same time as the corresponding filing is made by the Purchaser.
3.4 Except in respect of those jurisdictions set out in clause 3.3 above, the Purchaser shall not, in relation to the acquisition of the Target Business, prior to completion of the Proposed Transactions, make any merger notification or similar notification/filing with any Governmental Entity which is not required as a matter of law or regulation in order to fulfil the Condition without prior consultation with the Seller as to the making of it and to its form and content.
3.5 Without limiting the obligations in clause 3.2 above, the Purchaser shall, at its own cost, in order to consummate the acquisition of the Target Business, take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable:
(a)	to secure clearance (including by the expiration or termination of any applicable waiting period required by any Governmental Entity, including specifically such period under the Hart-Scott-Rodino Act) of the acquisition of the Target Business by the First Longstop Date; and

(b)	to resolve any objections asserted with respect to the acquisition of the Target Business under any Regulatory Law raised by any Governmental Entity, and to prevent the entry of any court order, and to have vacated, lifted, reversed or overturned any decree, judgment injunction or other order that would prevent, prohibit, restrict or delay Closing, including by:
(i)	contesting through litigation on the merits any objection or challenge that may be asserted by any Governmental Entity, including through appeals;

(ii)	executing settlements, undertakings, consent decrees, orders, stipulations or other agreements with any Governmental Entity;

(iii)	selling, divesting or otherwise conveying any or all assets or categories of assets or businesses of the Purchaser; and

(iv)	agreeing to sell, divest or otherwise convey particular assets or categories of assets or businesses of the Target Business contemporaneously with or subsequent to Closing.
All actions set out in this clause 3.5 shall be undertaken in a timely fashion.
3.6 Notwithstanding anything in this clause 3 to the contrary, in no event will the Purchaser or the Seller be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree or hold separate order, to make any divestiture, to accept any operational restriction or limitation, or to take any other action that is not conditional on the Proposed Transactions being completed.
3.7 The Purchaser shall have responsibility for (and the Seller shall fully cooperate with the Purchaser in) obtaining all consents, approvals or actions of any Governmental Entity which are required to satisfy the Condition or pursuant to its obligations under clause 3.5 above, and shall take all steps necessary for that purpose (including making appropriate submissions, notifications and filings promptly). Each of the Purchaser and the Seller shall (i) cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with such consents, approvals or actions, including without limitation in the preparation of any filings or meetings or presentations to or for any Governmental Entity; and (ii) permit the other party to review and incorporate the other party’s reasonable comments in any communication given by it to any Governmental Entity.
3.8 Each of the Purchaser and Seller will promptly notify the other party (and provide copies or, in the case of non-written communications, details) of any such communication and shall do so in relation to any communication in relation to any regulator promptly.
3.9 Each of the Purchaser and Seller will provide to the other party a copy of each communication with any Governmental Entity promptly following the submission of such communication.
3.10 The Purchaser will regularly review with the Seller the progress of any notifications or filings with a view to obtaining clearance from any Governmental Entity at the earliest reasonable opportunity.
3.11 With respect to the obligations set forth in clauses 3.7 to 3.9 above, the Purchaser and the Seller may designate portions of any such written or non-written communications as being provided on an outside counsel basis where such communications contain confidential information or where such restriction is necessary to comply with applicable law.

3.12 Neither the Purchaser nor the Seller will independently participate in any meeting or face to face discussion with any Governmental Entity in respect of any submissions, notifications, filings, undertaking or other inquiry without giving the other party to this Agreement prior notice of the meeting and, to the extent permitted by the relevant Governmental Entity, the opportunity to attend.
3.13 With respect to the foregoing matters, it is agreed that the Purchaser shall determine strategy, lead all proceedings, and coordinate all activities with respect to any actions, consents, approvals, or waivers of any Governmental Entity, including, without limitation, in litigating or otherwise contesting objections to or proceedings challenging the consummation of the Proposed Transactions. The Seller and its Representatives agree to take such actions as are deemed prudent by the Purchaser in order to secure needed approvals from any Governmental Entity and to assist the Purchaser in litigating or otherwise contesting objections to or proceedings challenging the consummation of the Proposed Transactions. The Purchaser shall make all strategic and tactical decisions as to the manner in which to contest or respond to all proceedings under any Regulatory Law, including on what terms the Purchaser will resolve any objections or proceeding challenging the consummation of the Proposed Transactions. Subject to clause 3.6, the Seller further agrees that, at the sole discretion and direction of the Purchaser (and at the Purchaser’s expense), it will agree to any and all divestitures or other remedies relating to the Target Business that are necessary to fulfil the Condition, provided that:
(a)	nothing in this clause 3.13 shall oblige the Seller to agree to any divestiture or any other remedy where such divestiture or other remedy would involve any cost to the Seller that is not reimbursed by the Purchaser; and

(b)	all such divestitures or other remedies shall be conditional on the Proposed Transactions being completed.
3.14 The Purchaser will cooperate with the Seller in order to assist with and facilitate the Seller’s efforts (at its own cost and expense) to obtain insurance against the risk of any US court enjoining or otherwise prohibiting the Proposed Transaction. Such cooperation will include introducing the Seller to the Purchaser’s and the Purchaser’s Parent’s specialist insurance brokers, facilitating direct discussions with the proposed insurer, making the Purchaser’s and the Purchaser’s Parent’s counsel and experts available (subject to attorney client privilege and joint defense arrangements) to discuss the antitrust issues with the insurer’s counsel. For the avoidance of doubt, however, neither the Purchaser nor the Purchaser’s Parent will assume any liability in this regard for any reason including if the insurer declines to provide coverage or if Reed elects not to proceed because it is dissatisfied with the premium or otherwise.
4. Reverse Break Fee
4.1 In the event that the Condition has not been satisfied by the First Longstop Date, within 10 Business Days of such date HMR Topco shall, or shall procure that one of its Affiliates shall, pay by way of compensation to the Seller (acting as principal) the Reverse Break Fee.
4.2 The Reverse Break Fee shall be an amount equal to US$550 million exclusive of VAT (both parties agreeing that such amount is a genuine pre-estimate of the minimum amount of loss that the Seller will suffer if the Condition is not satisfied by the First Longstop Date) and the Purchaser and the HMR Topco shall use their reasonable endeavours to ensure that all, or as much as possible, of it shall be satisfied in cash (in accordance with clause 29).

Provided the Purchaser and the HMR Topco have complied with such obligations to use reasonable endeavours, HMR Topco shall be entitled to satisfy its obligation to pay the remainder of the Reverse Break Fee by procuring the issue of the RBF Notes of a total principal amount equal to that remainder, instead of cash.
4.3 Upon receipt by the Seller of the Reverse Break Fee, this Agreement (other than (i) if relevant, clause 4.4 in relation to the Monetisation Arrangements and (ii) the provisions relating to confidentiality in clause 31, which shall continue) shall terminate and have no further effect, save that:
(a)	any claim by the Seller for breach of the Purchaser’s obligations pursuant to clause 3; and

(b)	any claim by the Purchaser for breach of the Seller’s obligation to co-operate pursuant to clause 3.7 shall survive in accordance with the terms of this Agreement, provided that, for the avoidance of doubt, no such claim by the Purchaser shall entitle it to any rights of set off in relation to its obligation to pay the Reverse Break Fee. Notwithstanding clause 4.2 above, and for the avoidance of doubt, the parties acknowledge that the Seller shall be entitled to recover damages for any loss suffered as a result of a breach by the Purchaser of its obligations pursuant to clause 3 that is in excess of the value of the Reverse Break Fee.
4.4 Each of the Purchaser and the Purchaser’s Parent agrees to cooperate with the Seller and to implement certain arrangements (the Monetisation Arrangements) to facilitate the monetisation of the RBF Notes either:
(a)	by assisting the Seller to sell the RBF Notes by way of a private placement; or

(b)	by undertaking a Rule 144A offering of the RBF Notes and giving the proceeds of that offering, net of any out of pocket expenses incurred by HMR Topco or any of its Affiliates, to the Seller (in lieu of the RBF Notes being issued to the Seller and then sold by the Seller in accordance with clause 4.4(a)).
The Monetisation Arrangements shall include, to the extent reasonably necessary, but shall not be limited to, preparing an offering document including all financial and other information required and customary for any similar offering, participating in the required due diligence and marketing efforts, including a road show, soliciting credit ratings from Moody’s Investor Service and Standard & Poor’s, delivering the appropriate legal opinions and comfort letters, and listing the RBF Notes on an appropriate stock exchange.
4.5 Without prejudice to the generality of any of the foregoing, each party shall act in good faith to the other and co-operate with and assist the other (and any relevant third party) as regards finalising the detail of:
(a)	the form of the RBF Notes; and

(b)	the Monetisation Arrangements,
to give effect to their agreement in clauses 4.2 to 4.4 above, as soon as reasonably practicable following the signing of this Agreement (and, in any event, prior to the First Longstop Date).
4.6 For the avoidance of doubt, if the parties finalise the detail of the RBF Notes pursuant to clause 4.5 prior to the First Longstop Date but subsequently, prior to when the RBF Notes are to be issued, there is a change in market practice relating to how the terms set out in Schedule 17 would customarily be implemented, then the form of the RBF Notes shall be updated by amending them so that they reflect that change and once more satisfy the requirements of the definition of “RBF Notes”.
5. Pre-Closing Undertakings
5.1 From the date of this Agreement until Closing the Seller shall (except as may be approved by the Purchaser) ensure that the Target Business is carried on, in all material respects, only in the ordinary course and the Seller shall comply with the obligations set out in Schedule 6.
5.2 In no event shall Schedule 6 be construed to permit the Purchaser to exercise beneficial ownership or control over any Target Business prior to Closing in respect of such Target Business.
5.3 For the avoidance of doubt, the information to be provided pursuant to paragraphs 3, 4 and 6 of Schedule 6 shall only be required to be provided to a Purchaser Clean Team. The Purchaser shall procure that such Purchaser Clean Team shall keep any information provided in accordance with this Agreement confidential in accordance with clause 31 (Confidentiality).
6. No Leakage/ No Tax Undertaking
6.1 Other than any Permitted Leakage, the Seller undertakes to the Purchaser that during the period from the Locked Box Balance Sheet Date to and including the Closing Date neither it nor any of its Affiliates has received or will receive, has agreed to receive or will agree to receive, or has the right to receive or will have the right to receive, any Leakage or Benefit from any Target Company.
6.2 Other than any Permitted Leakage the Seller warrants and undertakes that no Target Company has paid nor has become or will become obliged to pay any advisers’ fees relating to the Proposed Transactions.
6.3 In the event of any Leakage to the Seller or any of its Representatives (other than any Permitted Leakage) during the period from the Locked Box Balance Sheet Date to and including the Closing Date, then the Seller shall on demand by the Purchaser pay to the relevant Target Company (or as the Purchaser directs) an amount in cash equal to such Leakage received by such person plus an amount equal to the total interest that would accrue on a deposit of an amount equal to such Leakage, made on the date on which it was received by the Seller or its Representative as appropriate, and which carries interest (accrued daily) at LIBOR.
6.4 Notwithstanding anything in the Agreement to the contrary, in the event of any payments of or in respect of Taxes, whether payable to the Seller, its Affiliates or any Governmental Entity or otherwise, made by any Target Company or any Business Seller (in respect of the Target Business) during the period beginning on the Locked Box Balance Sheet Date through and including the Closing Date, then the Seller shall pay to the relevant Target Company or Business Purchaser (or as the Purchaser directs) at Closing an amount in cash equal to the total amount of such payments plus an amount equal to the total interest that would accrue on a deposit of an amount equal to such payments, made on the date on which the payments were made, and which carried interest (accrued daily) at LIBOR, in accordance with clause 29. For the avoidance of doubt, the Purchaser shall not be entitled to recover any amount under both this clause and Schedule 11 in respect of the same liability, loss, cost, shortfall, damage, deficiency, breach or other set of circumstances which gives rise to more than one claim, and for this purpose recovery by the Purchaser or any Designated Purchaser shall be deemed to be a recovery by each of them.
7. Closing
7.1 Closing shall take place at the London offices of the Seller’s lawyers on the tenth Business Day after the satisfaction of the Condition (the Closing Date).
7.2 At Closing, each of the Seller and the Purchaser shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that party or any of its Affiliates in Schedule 7.
7.3 Subject to the limits contained herein, each of the parties shall take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under the applicable law in the relevant jurisdiction, and execute and deliver such documents and other papers as may be required to consummate the Proposed Transactions at the times contemplated.
7.4 All indemnities given by the Seller shall only come into effect on Closing (including the indemnity given pursuant to paragraph 2 of Schedule 11).
8. Seller Warranties and Indemnity
8.1 The Seller warrants to the Purchaser as at the date of this Agreement in the terms of the Warranties. The Warranties are given subject to the limitations set out in Schedule 4 and also the limitations set out in Schedule 11 insofar as they apply to the Tax Warranties.
8.2 The Seller further warrants to the Purchaser that the Warranties contained in paragraphs 1.1, 1.2 and 1.3 of Part A of Schedule 3 will be true and accurate at Closing as if they had been repeated at Closing.
8.3 None of the limitations in Schedule 4 or Schedule 11 shall apply to any Claim which arises (or to the extent that it is increased) as a consequence of fraud or fraudulent misrepresentation by any director, officer or employee of any member of the Seller Group.
8.4 The Seller agrees to indemnify the Purchaser and any member of the Purchaser Group against any liability, costs, losses, damages and expenses arising from claims brought by Pearson PLC under the Pearson SPA, except for claims arising in connection with a breach of the Obligations by the Purchaser.
9. Purchaser, Purchaser’s Parent and Purchaser’s Ultimate Parent Warranties, Indemnity and Undertakings
9.1 The Purchaser, the Purchaser’s Parent and the Purchaser’s Ultimate Parent warrant to the Seller as at the date of this Agreement in the terms of the warranties set out in Part A of Schedule 5.

9.2 The Purchaser agrees to indemnify the Seller and any member of the Seller Group against any liability, costs, losses, damages and expenses arising from claims brought by Pearson PLC in connection with a breach of the Obligations by the Purchaser.
9.3 The Purchaser, the Purchaser’s Parent and the Purchaser’s Ultimate Parent irrevocably and unconditionally undertake to the Seller on the terms of the undertakings set out in Part B of Schedule 5.
10. Conduct of Purchaser Claims
If the Purchaser or any Designated Purchaser becomes aware of any claim or potential claim by a third party (a Third Party Claim), or of any other matter or circumstance, which might result in a Non-Tax Claim being made, the Purchaser shall:
(a)	promptly (and in any event within 10 Business Days of it or a Designated Purchaser becoming aware of it) give notice of the Third Party Claim or other matter or circumstance to the Seller, and ensure that the Seller and its Representatives are given, all reasonable information and facilities to investigate;

(b)	not (and ensure that each member of the Purchaser Group shall not) admit liability or make any agreement or compromise in relation to the Third Party Claim without prior written approval of the Seller;

(c)	(subject to the Purchaser or the relevant member of the Purchaser Group being indemnified by the Seller against all reasonable out of pocket costs and expenses incurred in respect of that Third Party Claim) ensure that it and each member of the Purchaser Group shall:
(i)	take such action as the Seller may reasonably request to avoid, resist, dispute, appeal, compromise or defend the Third Party Claim;

(ii)	allow the Seller (if it elects to do so) to take over the conduct of all proceedings and/or negotiations arising in connection with the Third Party Claim; and

(iii)	provide such information and assistance as the Seller may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the Third Party Claim, provided that nothing in this clause 10 shall oblige any member of the Purchaser Group to (1) provide information, facilities or assistance in circumstances where to do so would be materially prejudicial to the Purchaser Group’s position in subsequent litigation proceedings with the Seller or its Representatives; or (2) take (or omit to take) any action in circumstances where to do so (or not to do so) would, in the reasonable opinion of the Purchaser, be materially prejudicial to the business of any member of the Purchaser Group or of the Target Business, provided that nothing in this clause 10 shall prejudice the Purchaser’s duty to mitigates its losses.
11. No Rights of Rescission or Termination
Neither the Purchaser nor any Designated Purchaser shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever (whether before or after Closing). This shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation.

12. Business Assets, Contracts and Liabilities
12.1 Nothing in this Agreement or any Transaction Document shall operate to transfer any of the Excluded Assets to the Purchaser (or any Business Purchaser) or make the Purchaser (or any Business Purchaser) liable for any of the Excluded Liabilities, save that clause 13 shall apply in relation to the Business Properties and clause 2 and Schedule 12 shall apply in relation to Inter Company Debt, and each Business Seller shall indemnify the Purchaser and each of its Affiliates from and against any and all such Excluded Liabilities and any and all Costs suffered or incurred by any of them as a result of any such Excluded Liabilities.
12.2 Each Business Purchaser shall from Closing (i) assume and discharge when due any and all Assumed Liabilities of the Business Seller (including obligations arising under the Business Contracts, relating to the relevant Business and (ii) indemnify the Seller and each of its Affiliates against any and all such Assumed Liabilities and any and all Costs suffered or incurred by any of them as a result of any such Assumed Liabilities or any failure to perform and discharge any obligations arising under the Business Contracts.
12.3 After Closing, the Purchaser shall at its cost execute and deliver all such further documents and/or take such other action as the Seller may reasonably request in order to effect the release and discharge in full of the relevant member of the Seller Group from any Assumed Liabilities or the assumption by the Purchaser (or a Designated Purchaser) as the primary obligor in respect of any Assumed Liabilities in substitution for the relevant member of the Seller Group (in each case on a non-recourse basis to any member of the Seller Group).
12.4 The provisions of Schedule 8 shall apply if and to the extent that the benefit and/or burden of any of the Business Contracts and Business Claims cannot be assigned or transferred to the Purchaser or the relevant Designated Purchaser except by an agreement of novation or without obtaining a consent, approval, waiver or the like to the assignment or transfer from a third party (such agreement of novation or consent, a Third Party Consent).
13. Business Properties
Notwithstanding any other provisions of this Agreement, the provisions of Schedule 9 shall apply in respect of the Business Properties.
14. Intellectual Property
14.1 Nothing in this Agreement give to the Purchaser Group any rights (including IP) in the names of “Reed”, “Reed Elsevier”, “Elsevier” or “Butterworth” or any name or mark incorporating any of them, whether as Target Company IP, Owned IP or otherwise. All such rights owned by the Seller Group shall continue to vest solely in the Seller Group.
14.2 Subject to clause 14.1, but without prejudice to clause 1.3, the Seller will use reasonable endeavours to procure that the Target Companies and the Business Purchasers have rights to the IP of the Seller Group to the extent that such rights are needed for the conduct of the Target Business as at the Locked Box Balance Sheet Date.
14.3 Subject to clause 14.1, the provisions of Schedule 10 shall apply in respect of the use of IP by the Purchaser Group and by the Seller Group after Closing.

15. Changes of Name
15.1 The Purchaser shall procure that:
(a)	as soon as reasonably practicable after the Closing Date and in any event within 30 days afterwards, the name of any Target Company which consists of or incorporates any of the words “Reed”, “Reed Elsevier”, “Elsevier” or “Butterworth” is changed to a name which does not include such word or words, or any name which, in the reasonable opinion of the Seller, is substantially or confusingly similar;

(b)	as soon as reasonably practicable after the Closing Date and in any event within 6 months afterwards, the Target Companies and the Businesses shall cease to use or display any trade or service name or mark, business name, logo or domain name used or held by any member of the Seller Group or any mark, name or logo which, in the reasonable opinion of the Seller, is substantially or confusingly similar to any of them.
15.2 For a period of 12 months from Closing, the restrictions in clause 15.1 shall not apply to the use, display, or disposal of any stock, inventory, stationery, sales or marketing documentation or any other media, in each case, which was produced prior to the Closing Date. The restrictions in clause 15.1 shall not apply to any incidental, de minimis, use of any of the words “Reed”, “Reed Elsevier”, “Elsevier” or “Butterworth” resulting from any Target Company having being an Affiliate of the Seller prior to Closing including, without limitation, such usage in copyright notices, title pages and similar incidental uses in publications produced prior to the Closing Date.
15.3 On or as soon as possible after Closing, the Purchaser and the Seller shall send out a joint notice in the Agreed Form to an agreed list of the suppliers, customers and clients of the Target Business advising them of the transfer of the Target Business.
15.4 Save as expressly provided for in the Transaction Documents, the Seller undertakes that it shall not, and shall procure that no member of the Seller Group:
(a)	contain in their company name, trade or business name, use or display for any purposes, any name, mark, logo or domain name forming part of the Target Company IP or Owned IP or anything which in the reasonable opinion of the Purchaser is substantially or confusingly similar to any name, mark, logo or domain name forming part of the Target Company IP or Owned IP; or

(b)	apply for registration or grant of any trade mark, logo or domain name or other Intellectual Property Rights containing any name, mark, logo or domain name forming part of the Target Company IP or Owned IP or any name, mark, logo or domain name which, in the reasonable opinion of the Purchaser, is substantially or confusingly similar.
16. US Business Employees
16.1 The relevant Business Purchaser shall:
(a)	make offers of employment to each relevant US Business Employee as of the Closing Date, including any such individuals on vacation or an approved leave of absence (including maternity and paternity leave, vacation, sick leave, short-term or long-term disability leave of absence in accordance with the Family and Medical Leave Act of 1983 or any similar state or local law, or any military leave with respect to which reemployment rights are protected pursuant to applicable law) on the Closing Date (with those US Business Employees who accept its offer of employment referred to herein as the Transferred Employees), provided, however, that an individual on an approved leave of absence on the Closing Date shall become a Transferred Employee upon his or her return to active employment, on terms and conditions (which shall include treating any period of service, and including any period of service with a predecessor entity, but only to the extent such predecessor service was credited as service for purposes of the relevant Current US Benefit Plans, for purposes of eligibility and vesting, but not for benefit accrual with respect to any defined benefit plan with any member of the Seller Group as if it were service with the Business Purchaser) which, until the first (1-year) anniversary of the Closing Date are no less favourable, in aggregate, than those on which comparable employees of the members of the Purchaser Group are employed, provided that no relevant Business Purchaser shall be obliged to provide, (and the failure to provide shall not result in terms and conditions of employment no less favourable, in the aggregate, than those provided to comparable employees of the Purchaser Group), any equity or stock based compensation plans or defined benefit plan that is terminated or in which benefit accruals are frozen for all participants on the later of the date falling three (3) months after Closing or March 31, 2008, and that service for eligibility and vesting purposes (but not service for benefit accrual purposes) in relation to retirement related plans shall only apply to the Purchaser Group’s defined contribution plan or defined benefit plan, if such plan is not terminated or its benefit accruals frozen within the time period described above, and to any plan that provides for post-retirement health benefit or life insurance coverage;
(b)	indemnify the Seller or the relevant member of the Seller Group against the costs associated with the Transferred Employees’ employment, the Target Benefit Plans, the termination of the Transferred Employees’ employment with the relevant member of the Purchaser Group, in each case, after Closing, and in relation to any liabilities or costs associated with or incurred by the Seller or relevant member of the Seller Group in circumstances where any US Business Employee is not offered employment in a comparable position and at a comparable salary to that held or provided prior to Closing;

(c)	provide offer letter or other communications (i) to the Seller for review and comment by no later than 10 Business Days before Closing; and (ii) to the US Business Employees for consideration by no later than 5 Business Days before Closing and the Seller shall provide to the Purchaser for its review and comment, copies of all communications to US Business Employees regarding the transactions contemplated pursuant to this Agreement;

(d)	be responsible for any liability arising under the Worker Adjustment and Retraining Notification Act (the WARN Act) for actions that the relevant Business Purchaser takes on or after the Closing Date. The parties hereto intend that the Purchaser will pursuant to this clause 16.1(d) be responsible for actions taken during the 90-day period following the Closing Date that give rise to any such liability as a result of aggregating such actions with actions taken by the Seller Group prior to the Closing Date. The Purchaser hereby indemnifies the Seller Group against and agrees to hold the Seller Group harmless from any and all damages incurred or suffered by the Seller Group or any other member of the Seller Group with respect to liabilities and obligations described in this clause 16.1(d); and

(e)	for a period of not less than one (1) year from and after the Closing Date, provide to the relevant US Business Employees who accept its offers of employment as of the Closing Date, redundancy/severance policies of the Seller Group that were provided to such employees as of the Closing Date (the Severance Policies). In the event that the relevant Business Purchaser shall terminate the employment of any such US Business Employee within such one-year period, the Purchaser will pay to such US Business Employee not less than the full amount to which such US Business Employee would have been entitled under the applicable Severance Policy had such policy continued to be applicable with respect to the US Business Employee, it being agreed that, for purposes of determining such amount, the Purchaser will credit such US Business Employee with his or her years of employment with the Seller Group plus the term of his or her employment with the Purchaser.
16.2 The Seller shall be responsible for the payment of any retention bonus or Sales Bonus to or for any US Business Employee who is engaged in the US Business by any of the Business Sellers, which is agreed by the Seller (or any member of the Seller Group) prior to the date of this Agreement and shall indemnify the Purchaser and each member of the Purchaser Group in respect of such payment and any Tax payable in connection therewith.
16.3 The Seller shall retain, and the relevant Business Purchaser shall have no responsibility for, any and all liabilities that have arisen or may arise with respect to (i) any Seller Plan or US Benefit Plan (that, in each case, is not a Target Benefit Plan), and (ii) any US Business Employee who is not a Transferred Employee.
16.4 The relevant Business Purchaser shall assume all employment and offer letters relating to the US Business Employees and the US Employees (except for those contracts or offer letters relating to Pat Tierney, Buzz Waterhouse, Raymond Fagan, Julie McGee and David Kim) which do not have a fixed term, with the exception that any term in such employment agreement or offer letter which provides that the employee at issue is eligible for more than 12 months of severance pay, which provides for the participation of the employee at issue in Reed Elsevier’s option or other share-based plans or to benefits under any Reed Elsevier employee benefit plan, or which relates to any payment for which the Seller is responsible pursuant to clauses 16.2, 16.3, 18.2 or 18.5 hereof shall not be assumed by the relevant Purchaser. Nothing in this clause 16.4 shall operate to reduce the obligations of the relevant Business Purchaser under clause 16.1.
17. UK Business Employees
17.1 The parties acknowledge and agree that the sale of the UK Business from the relevant Business Seller to the relevant Business Purchaser is a “relevant transfer” within the meaning of the Transfer Regulations.
17.2 If for any reason the contracts of employment of any of the UK Business Employees are not automatically transferred to the relevant Business Purchaser pursuant to the Transfer Regulations, the relevant Business Purchaser shall immediately offer to employ such persons on terms and conditions (save as in respect to pension contributions and pension benefits) no less favourable to the UK Business Employees than the terms on which they were employed immediately prior to Closing, the terms of which offer shall be agreed with the Seller in advance, and the relevant Business Seller will promptly release the UK Business Employees who accept such offer from their contracts of employment.
17.3 The Purchaser shall provide the Seller with such information as the Seller may reasonably request in writing as is necessary for the Seller or any of the Business Sellers to comply with any legal requirement (whether statutory or pursuant to any written agreement with any trade union or other employee body) in relation to the Proposed Transactions to consult with or inform the UK Business Employees (or any of them), a relevant trade union or any other employee representatives.
17.4 The Seller shall indemnify the Purchaser in relation to any claim in relation to the Seller’s failure to comply in all respects with its obligations under the Transfer Regulations and any Tax payable in connection therewith.
17.5 The Seller shall be responsible for the payment of any retention bonus or Sales Bonus to or for any UK Business Employee who is engaged in the UK Business by any of the Business Sellers, which is agreed by the Seller prior to the date of this Agreement and shall indemnify the Purchaser and each member of the Purchaser’s Group in respect of such payment and any Tax payable in connection therewith.
17.6 The Seller shall indemnify the Purchaser against all outstanding UK Business Employee’s Liabilities incurred up to the Closing Date and any claim by or on behalf of any of the UK Business Employees arising from or in connection with their employment or its termination on or prior to the Closing Date, save that this indemnity shall not related to any costs incurred in the ordinary course of business (including, without limitation, routine payments of salary and other benefits) between the Locked Box Balance Sheet Date and Closing). The Seller shall indemnify the Purchaser against all Liabilities and claims by or on behalf of the employees not identified as UK Business Employees in Exhibit 5, and any Tax payable in connection therewith.
17.7 The Purchaser shall indemnify the Seller against all liabilities in relation to any UK Business Employee incurred after the Closing Date and any claim by or on behalf of any UK Business Employee arising from or in connection with their employment after the Closing Date. This shall include, but shall not be limited to, any liability arising out of the termination of employment or dismissal of any UK Business Employee, any substantial change in working conditions to the material detriment of any UK Business Employee, any failure by the relevant Business Purchaser to offer terms and conditions of employment which are no less favourable than those which apply to the Employees up to the Closing Date, and any failure by the relevant Business Purchaser to comply with its obligations under the Transfer Regulations.
18. Employees of Target Companies
18.1 The relevant Share Purchaser shall cause the Target Companies to continue the employment of each US Employee employed by the Target Companies on the Closing Date, including any such individuals on approved leave of absence (including maternity and paternity leave, vacation, sick leave, short-term or long-term disability leave of absence) from the Target Companies on the Closing Date (the Affected Employees), provided, however, that an individual on a long-term disability leave from the Target Companies on the Closing Date shall become an Affected Employee upon his or her return to active employment, on terms and conditions (which shall include treating any period of service, and including any period of service with a predecessor entity, but only to the extent such predecessor service was credited as service for purposes of the relevant Current US Benefit Plans, for purposes of eligibility and vesting, but not for benefit accrual with respect to any defined benefit scheme with any member of the Seller Group as if it were service with the Share Purchaser) which, until the first (1-year) anniversary of the Closing Date are no less favourable, in aggregate, than those on which comparable employees of the members of the Purchaser Group are employed, provided that no relevant member of the Purchaser Group shall be obliged to provide (and the failure to provide shall not result in terms and conditions of employment no less favourable in the aggregate, than those provided to comparable employees of the Purchaser Group) any equity or stock based compensation plans or defined benefit plan that is terminated or in which benefit accruals are frozen for all participants on the later of three (3) months after Closing or March 31, 2008 and that service for eligibility and vesting purposes (but not service for benefit accrual purposes) in relation to retirement related plans shall only apply to the Purchaser Group’s defined contribution plan or defined benefit plan, if such plan is not terminated or its benefit accruals frozen within the time period described above, and to any plan that provides for post retirement health benefit or life insurance coverage. The Purchaser shall indemnify the Seller or the relevant member of the Seller Group against the costs associated with the Affected Employees’ termination of employment with the relevant member of the Seller Group in circumstances where any US Employee’s employment immediately following the Closing Date is not in a comparable position and at a comparable salary to that held or provided prior to Closing.
18.2 The Seller shall retain, and the relevant Share Purchaser shall have no responsibility for, any and all liabilities that have arisen or may arise with respect to (i) any Seller Plan or US Benefit Plan that is not a Target Benefit Plan (as such term is herein defined), and (ii) any former employee who is not an Affected Employee but nothing in this clause shall be taken to prevent amounts payable by the Seller under this clause being taken into account for the purposes of determining the Cash Pooling Balance.
18.3 Without limiting the scope of clause 18.2, the Seller shall assume and be responsible for (i) claims for workers compensation or for the type of benefits described in Section 3(1) of ERISA (whether or not covered by ERISA) that are incurred on or prior to the Closing Date by Affected Employees, and (ii) claims relating to COBRA coverage attributable to “qualifying events” occurring on or prior to the Closing Date with respect of any Affected Employees and their beneficiaries and dependents but nothing in this clause shall be taken to prevent amounts payable by the Seller under this clause being taken into account for the purposes of determining the Cash Pooling Balance.. The relevant Share Purchaser shall be responsible for (i) disability benefits and workers compensation benefits for Affected Employees for claims incurred after the Closing Date, and (ii) claims relating to COBRA coverage attributable to “qualifying events” occurring after the Closing Date with respect to Affected Employees and their beneficiaries and dependents. For purposes of this clause 18.3, a medical/dental claim shall be considered incurred when the medical services are rendered or medical supplies are provided, and not when the condition arose; provided that claims relating to a hospital confinement that commences on or prior to the Closing Date but continues thereafter shall be treated as incurred on or prior to the Closing Date if the injury or condition giving rise to the claim occurs on or prior to the Closing Date. A disability or workers compensation claim shall be considered incurred on or prior to the Closing Date if the injury or condition giving rise to the claim occurs on or prior to the Closing Date.
18.4 No Employee Rights: Termination/Modification of Plans. The provisions of clause 18 are solely for the benefit of the respective parties to this Agreement and nothing in this clause 18, express or implied, shall confer upon any Transferred Employee or Affected Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement.
18.5 The Seller shall be responsible for the payment of any retention bonus or Sales Bonus to or for any officer or Employee of any of the Target Companies which is agreed by the Seller (or any member of the Seller Group or any Target Company) prior to the date of this

Agreement and shall indemnify the Purchaser and each member of the Purchaser’s Group in respect of such payment and any Tax payable in connection therewith.
19. Retirement Benefits
19.1 United States
(a)	The Seller (or an Affiliate of the Seller) shall use all reasonable endeavours to procure that, as of the Closing Date:
(i)	each US Employee’s and each US Business Employee’s accrued benefits or account balances within the US Retirement Plans at the Closing Date shall vest in full; and

(ii)	the participation of each US Employee and each US Business Employee, and all service credits and benefit accruals under any US Retirement Plan shall cease.
(b)	The Seller (or an Affiliate of the Seller) shall retain all liabilities with respect to the US Retirement Plans arising on and after the Closing Date.

(c)	The relevant Share Purchaser, the relevant Business Purchaser and the Sellers will take all actions necessary, upon the request of either an Affected Employee or a Transferred Employee, to facilitate a direct transfer of an eligible rollover distribution (as defined in section 401(a)(31) of the Code), including up to two (2) plan loans, and will consider accepting one additional loan if this can be accomplished without significant changes to the administrative process of the plan, from the Reed Elsevier US Salary Investment Plan to the retirement benefit plan operated by the Purchaser’s Parent which includes a Tax-qualified cash or deferred arrangement within the meaning of section 401(k) of the Code, sponsored by an Affiliate of the relevant Share Purchaser or relevant Business Seller.

(d)	The Seller shall indemnify and hold harmless the Purchaser and the Purchaser Group on demand against all and any losses, liabilities, costs, claims, damages and expenses which they may suffer or incur in connection with the US Retirement Plans and/or any other “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or arrangement of the Seller or Seller Group for the provision of retirement benefits to any Employee or US Business Employees save that this indemnity shall not relate to any costs incurred in the ordinary course of business (including, without limitation, routine contributions payable in respect of any US Retirement Benefit Plans or any other plan or arrangement under this clause between the Locked Box Balance Sheet Date and Closing.
19.2 UK
(a)	The Purchaser shall ensure that the UK Business Employees shall have the same access to and rights under the relevant retirement benefit arrangements operated in the UK by the Purchaser, in respect of their service with the Purchaser Group on and after the Closing Date, as an ordinary employee hired by the Purchaser Group in the UK on or after the Closing Date and performing the same or similar work (subject to provision of any minimum level of benefits as required under the Transfer of Employment (Pension Protection) Regulations 2005).

(b)	The Seller shall indemnify and hold harmless the Purchaser and the Purchaser Group on demand against all and any losses, liabilities, Costs, claims, damages and expenses which they may suffer or incur in connection with the UK Business Employees to the extent that such liability relates to their participation in the Reed Elsevier Pension Scheme and/or any other scheme plan fund or arrangement for the provision by the Seller or member of the Seller Group of retirement benefits to UK Business Employees prior to the Closing Date (except to the extent that such losses are the result of any act or omission of the Purchaser or relevant member of the Purchaser Group or Target Company after the Closing Date) save that this indemnity shall not relate to any costs incurred in the ordinary course of business (including, without limitation, routine contributions payable in respect of the Reed Elsevier Pension Scheme or any other plan or arrangement under this clause between the Locked Box Balance Sheet Date and Closing..
20. Tax
The provisions of Schedule 11 (other than paragraph 1 thereof which shall apply from the date of this Agreement) shall come into effect at Closing.
21. Insurance
21.1 From the date of this Agreement until (and including) the Closing Date, members of the Seller Group and the Target Companies shall continue in force all policies of insurance maintained by them in respect of the Target Business.
21.2 From and after Closing, all insurance cover arranged in relation to the Target Companies by the Seller Group (whether under policies maintained with third party insurers or other members of the Seller Group) shall cease. With respect to events or circumstances relating to the Business Assets, the assets owned or used by the Target Companies, the Assumed Liabilities, the Employees or the Target Companies that occurred or existed prior to the Closing Date that are covered by occurrence-based third party insurance policies maintained by the Seller Group’s occurrence-based insurance policies and any workers’ compensation insurance policies and/or comparable workers’ compensation self-insurance, state or country programs (collectively, the Pre-Closing Insurance), the Purchaser may make such claims as are permitted under such policies and programs, and the Seller shall provide reasonable assistance to the Purchaser or take such actions as may reasonably be required in connection with the tendering of such claims to the applicable insurers under such Pre-Closing Insurance and provide the Purchaser with the proceeds paid with respect to such claims.
21.3 With respect to any open claims against the Seller Group’s insurance policies relating to the Business Assets, the assets owned or used by the Target Companies, the Assumed Liabilities, the Employees or the Target Companies through to Closing, the Seller shall (i) use its reasonable efforts to pursue such claims and obtain such expected proceeds, and (ii) remit any net proceeds it realises from such claims to the Purchaser upon full and final settlement of such claims.
22. Payment of Cash Pooling and Inter Company Debt
22.1 If the Cash Pooling Balance at Closing is negative (such that cash is owed by the Target Business to the Seller Group), the Purchaser (as agent for the relevant Target

Companies) shall pay an amount equal to such Cash Pooling Balance to the Seller (as agent for the relevant Seller Group companies) in accordance with the provisions of clause 29.
22.2 If the Cash Pooling Balance at Closing is positive (such that cash is owed by the Seller Group to the Target Business), the Seller (as agent for the relevant Seller Group companies) shall pay an amount equal to such Cash Pooling Balance to the Purchaser (as agent for the relevant Target Companies) in accordance with the provisions of clause 29.
22.3 The provisions of Schedule 12 shall apply in respect of the payment of Inter Company Debt.
23. Separation and Transition
23.1 Objectives
(a)	Each party agrees to develop a reasonable set of procedures and arrangements for:
(i)	the separation of assets, contracts and employees in connection with the transactions contemplated by this Agreement;

(ii)	any transitional arrangements or services, to the extent necessary for the carrying out of the Target Business and the business of the Seller Group in the manner (in all material respects) in which such business was carried out immediately prior to execution of this Agreement, which aim to minimise any disruption to, and to ensure continuity of, the business of and to provide service and support to, and avoid any material adverse impact upon, the Seller Group (including but not limited to the provision of the requisite level of facilities and services to Elsevier Science at the Orlando facility), the Purchaser Group, the Target Companies and the Target Business (as applicable) as a result of the transaction contemplated by this Agreement (the Overall Objectives).
(b)	The arrangements agreed by the parties to achieve the Overall Objectives shall incorporate the following areas of business activity as appropriate and the principles set out in Schedule 14:
(i)	the Business Assets and the Excluded Assets, and anything equivalent relating to the Target Companies, as well as the Employees;

(ii)	historical data and other content used by the Target Companies, the Target Business and/or by the Seller Group, a plan for its migration or copying or other access to permit its continued use;

(iii)	IT Systems and/or other desktops, hardware, software, software products, systems, computer and telecommunications networks (local and wide area), infrastructure and peripherals, email, online products or services, web or internet/intranet sites and domain names, product or other content, customer or other databases, sales and marketing systems, content delivery systems, distribution and/or warehousing systems, enterprise resource planning systems, production management and scheduling systems, links to transactional systems, hosted, managed or outsourced services (including without limitation online testing), business continuity and/or disaster recovery, and/or services and support in relation to each of the foregoing;

(iv)	functions such as legal, accounting (including without limitation accounts receivable, accounts payable and credit control), human resources (including without limitation information, pensions other than with respect to the US Business Employees, benefits and payroll), customer service, sales, marketing and public relations, Tax, insurance, real estate, premises, shared services and service or other centres, and other office functions; and

(v)	any other item or thing, services or support provided or used by or for the Target Companies and/or the Target Business immediately prior to Closing which materially affects the Overall Objectives.
(c)	Each party agrees that its respective group shall, unless otherwise expressly agreed between the parties, bear the cost of developing and implementing the requirements ascribed to that group in achieving the Overall Objectives save that the Transitional Services to be provided under the agreement may be charged in an “at cost” manner consistent with historic amounts recharged by the Seller Group for such service immediately prior to the date of this Agreement or, if such service is not recharged immediately prior the date of this Agreement, at cost.

(d)	Each party shall act in good faith to the other and co-operate with and assist the other (and any relevant third party) as regards achieving the Overall Objectives.

(e)	The arrangements agreed by the parties for the Transitional Services to achieve the Overall Objectives shall incorporate the following where relevant:
(i)	specifications, quantity thresholds, and service levels (in each case based on those as at the Closing Date) or such other date as may be relevant where the services are seasonal or cyclical in nature);

(ii)	changes to the service, security and other requirements to be complied with;

(iii)	provisions relating to intellectual property, third party consents and similar approvals, access and information, audit and inspection, payment, termination, liability, indemnities and warranties, in each case as customary in relation to such arrangements;

(iv)	provisions dealing with force majeure and other circumstances in which it may not be possible to provide the relevant Transitional Services; and

(v)	a provision dealing with maximum aggregate liability whether for damages, breach of contract, negligence or otherwise.
23.2 Process
(a)	The Seller shall provide to the Purchaser, as soon as practicable following the date of execution of this Agreement and in any event no later than 60 days following the date of execution of this Agreement and subject to applicable law and regulation:
(i)	a high-level description of relevant significant assets, contracts and employees used to run the Target Companies and/or the Target Business immediately prior to execution of this Agreement together with an executive summary of the proposed way in which the Overall Objectives might be achieved in respect of those assets, contracts and employees;

(ii)	a draft master separation and transition agreement (with local statements of work); and

(iii)	a proposed work-plan designed to enable the parties to finalise the separation and transition agreement (and local statements of work), in each case which reflects the principles set out in Schedule 14.
(b)	Each party agrees to negotiate in good faith to enter into a separation and transition agreement based on the draft provided by the Seller as envisaged under clause 23.2(a)(ii) as soon as practicable following receipt of the draft.

(c)	During the period commencing on the Closing Date and ending on the date on which the parties enter into a separation and transition agreement, the parties agree to provide Transitional Services in relation to the relevant Target Business(es) in accordance with the Overall Objectives and the provisions of this clause 23 and Schedule 14.
23.3 This clause 23 shall only apply to the Properties to the extent that they are not otherwise dealt with under the terms of Schedule 9 and in the event of any conflict between the terms of this clause 23 and the provisions of Schedule 9, Schedule 9 shall prevail.
24. Third Party Assurances
24.1 The Purchaser shall ensure that at Closing each member of the Seller Group is released in full from all Third Party Assurances listed in Part A of Exhibit 1 and shall use its reasonable efforts to ensure that, as soon as reasonably practical, the Seller Group is released in full from all Third Party Assurances listed in Part B of Exhibit 1 and shall indemnify the Seller and each of its Affiliates against any and all Costs arising after Closing in respect of such Third Party Assurances listed in Exhibit 1.
24.2 In addition to its obligations contained in clause 24.1, the Purchaser shall use its reasonable efforts to ensure that, as soon as reasonably practicable after becoming aware of any other Third Party Assurance in respect of any obligations of any Target Company or relating to any Business Contract, each member of the Seller Group is released in full from such Third Party Assurance. Pending release of any Third Party Assurance referred to in this clause 24, the Purchaser shall indemnify the Seller and each of its Affiliates against any and all Costs arising after Closing under or by reason of that Third Party Assurance.
24.3 The Seller shall use its reasonable efforts to ensure that, as soon as reasonably practicable after becoming aware of any Third Party Assurance in respect of any obligations of any member of the Seller Group, each Target Company is released in full from such Third Party Assurance. Pending release of any Third Party Assurance referred to in this clause 24, the Seller shall indemnify the Purchaser and each of its Affiliates against any and all Costs arising after Closing under or by reason of that Third Party Assurance.
25. Purchaser’s Parent Guarantee
25.1 The Purchaser’s Parent unconditionally and irrevocably guarantees to the Seller and the Designated Sellers the due and punctual performance and observance by the Purchaser and each of the Designated Purchasers of all of their respective obligations (including any liabilities to pay damages arising out of or in connection with this Agreement) under or pursuant to the Transaction Documents (the Purchaser Guaranteed Obligations) and hereby agrees to indemnify the Seller and the Designated Sellers in respect of the full amount of any sum payable (including any liability to pay damages) by the Purchaser and each Designated Purchaser under or pursuant to the Transaction Documents.
25.2 Without prejudice to the rights of the Seller against the Purchaser or any of the Designated Purchasers, the Purchaser’s Parent shall be a primary obligor and shall be deemed a principal debtor in respect of its obligations (including the Purchaser Guaranteed Obligations) under this Agreement and not a surety.
25.3 The Seller may enforce its rights against the Purchaser’s Parent without first exercising any rights or remedies against the relevant Designated Purchaser.
25.4 The Purchaser’s Parent’s liability to the Seller under this clause 25.4 shall not be discharged, impaired or affected by:
(a)	any legal limitation, disability or incapacity or other circumstances relating to the Purchaser or any of the Designated Purchasers or any change in the members or status of the Purchaser or any of the Designated Purchasers or any other person;

(b)	any variation of any of the terms of this Agreement or of any of the Purchaser Guaranteed Obligations;

(c)	any time, waiver or consent granted to or composition with the Purchaser or any of the Designated Purchasers or any other person;

(d)	the bankruptcy, liquidation or dissolution of the Purchaser or any of the Designated Purchasers or the appointment of a receiver, administrative receiver or administrator of the Purchaser or any of the Designated Purchaser’s assets or any other insolvency proceeding relating the Purchaser or to any of the Designated Purchasers or any change of control of the Purchaser or any of the Designated Purchasers or any other matter affecting the obligation of the Purchaser or any of the Designated Purchasers to perform any Purchaser Guaranteed Obligation;

(e)	any unenforceability, illegality or invalidity of any obligation of any person under this Agreement; or

(f)	any other matter which, but for this clause, would reduce, vitiate or affect the obligations of the Purchaser in respect of the Purchaser Guaranteed Obligations.
25.5 In the event that the Purchaser’s Parent is no longer the ultimate holding company of the Purchaser Group, the Purchaser’s Ultimate Parent agrees to unconditionally and irrevocably guarantee to the Seller and the Designated Sellers the due and punctual performance and observance by the Purchaser and each of the Designated Purchasers of the Purchaser Guaranteed Obligations on the same terms as the Purchaser’s Parent under this clause 25 (the Additional Guarantee). Provided the Seller and the Designated Sellers receive at least the same level of financial covenant and legal protection from the Purchaser’s Ultimate Parent pursuant to this clause 25.5 (considering, amongst other things, the relative covenant strength and credit standing of the Purchaser’s Ultimate Parent and the Purchaser’s Parent) as they do from the Purchaser’s Parent under this clause 25.5 and upon the consent of the Seller, such consent not to be unreasonably withheld or delayed, the Purchaser’s Parent shall be released and discharged from all further performance, claims, duties, liabilities and obligations under, and shall cease to be a party to, and entitled to exercise any rights under, this Agreement (the Guarantee Release), provided that the Purchaser has provided the Seller with all information that the Seller may reasonably request to enable it to evaluate the levels of financial covenant and legal protection received from the Purchaser and the Purchaser’s Parent. Without prejudice to the generality of clause 35, each of the Seller, the Purchaser and the Purchaser’s Parent undertake to execute such further documents and do all such things as may be reasonably necessary to facilitate the Guarantee Release.
26. Seller’s Guarantee
26.1 The Seller unconditionally and irrevocably guarantees to the Purchaser and the Designated Purchasers the due and punctual performance and observance by the Seller and each of the Designated Sellers of all of their respective obligations (including any liabilities to pay damages arising out of or in connection with this Agreement) under or pursuant to the Transaction Documents (the Seller Guaranteed Obligations) and hereby agrees to indemnify the Purchaser and the Designated Purchasers in respect of the full amount of any sum payable (including any liability to pay damages) by the Seller and each Designated Seller under or pursuant to the Transaction Documents.
26.2 Without prejudice to the rights of the Purchaser against the Seller or any of the Designated Sellers, the Seller shall be a primary obligor and shall be deemed a principal debtor in respect of its obligations (including the Seller Guaranteed Obligations) under this Agreement and not a surety.
26.3 The Purchaser may enforce its rights against the Seller without first exercising any rights or remedies against the relevant Designated Seller.
26.4 The Seller’s liability to the Purchaser under this clause 26.4 shall not be discharged, impaired or affected by:
(a)	any legal limitation, disability or incapacity or other circumstances relating to the Seller or any of the Designated Sellers or any change in the members or status of the Seller or any of the Designated Sellers or any other person;

(b)	any variation of any of the terms of this Agreement or of any of the Seller Guaranteed Obligations;

(c)	any time, waiver or consent granted to or composition with the Seller or any of the Designated Sellers or any other person;

(d)	the bankruptcy, liquidation or dissolution of the Seller or any of the Designated Sellers or the appointment of a receiver, administrative receiver or administrator of the Seller or any of the Designated Seller’s assets or any other insolvency proceeding relating the Seller or to any of the Designated Sellers or any change of control of the Seller or any of the Designated Sellers or any other matter affecting the obligation of the Seller or any of the Designated Sellers to perform any Seller Guaranteed Obligation;

(e)	any unenforceability, illegality or invalidity of any obligation of any person under this Agreement; or

(f)	any other matter which, but for this clause, would reduce, vitiate or affect the obligations of the Seller in respect of the Seller Guaranteed Obligations.

27. Information, Records and Assistance Post-Closing
27.1 Save as provided elsewhere in the Agreement, for 2 years following the Closing Date each member of the Purchaser Group shall provide the Seller (at the Seller’s expense) and each member of the Seller Group shall provide the Purchaser (at the Purchaser’s expense) with reasonable access at reasonable times to (and the right to take copies of) the books, accounts, customer lists and all other records that are required by law to be kept (for so long as such records are required to be kept by law) and held by it after Closing to the extent that they relate to the Target Business and to the period up to Closing (the Records). This obligation is subject to the provisions of clause 31 (Confidentiality).
27.2 For 7 years following the Closing Date no member of the Purchaser Group and no member of the Seller Group shall dispose of or destroy any of the Records without first giving the Seller or the Purchaser, as the case may be, at least 2 months’ notice of its intention to do so and giving the Seller or the Purchaser (as the case may be) a reasonable opportunity to remove and retain any of them (at the Seller’s or Purchaser’s expense, as the case may be).
27.3 Each member of the Purchaser Group shall (at the Seller’s expense) and each member of the Seller Group shall (at the Purchaser’s expense) also give such assistance to any member of the Seller Group or the Purchaser Group as the Seller or Purchaser (as the case may be) may reasonably request in relation to any third party proceedings by or against any member of the Seller Group or the Purchaser Group (as the case may be) so far as they relate to the Target Business, including proceedings relating to employees’ claims.
28. Agency Structure
Each of the Seller and the Purchaser agrees that it is entering into this Agreement on its own behalf as principal and as agent on behalf of the Designated Sellers or (as the case may be) the Designated Purchasers on the basis set out in Schedule 13.
29. Payments
29.1 Any payment to be made pursuant to this Agreement by the Purchaser (or any member of the Purchaser Group) shall be made to the Seller’s Bank Account. The Seller agrees to pay each member of the Seller Group that part of each payment to which it is entitled.
29.2 Any payment to be made pursuant to this Agreement by the Seller (or any member of the Seller Group) shall be made to the Purchaser’s Bank Account or, in the case of any payment to any Target Company, to such account as the Purchaser may nominate. The Purchaser agrees to pay each member of the Purchaser Group that part of each payment to which it is entitled.
29.3 Payment under clause 29.1 and 29.2 shall, unless otherwise agreed, be in US dollars and in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.
29.4 If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay Default Interest on that sum from but excluding the due date to and including the date of actual payment calculated on a daily basis.

29.5 All sums payable under this Agreement are (unless expressly stated otherwise) exclusive of any applicable VAT which shall be payable in addition to any such sum on receipt of a valid VAT invoice.
30. Announcements
30.1 Until the Closing Date, neither the Seller nor the Purchaser (nor any of their respective Affiliates) shall make any announcement or issue any circular in connection with the existence or subject matter of this Agreement (or any other Transaction Document) without the prior written approval of the other (such approval not to be unreasonably withheld or delayed).
30.2 The restriction in clause 30.1 shall not apply to the extent that the announcement or circular is required by law, by any stock exchange or any regulatory or supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law. If this exception applies, the party making the announcement or issuing the circular shall use its reasonable efforts to consult with the other party in advance as to its form, content and timing.
31. Confidentiality
31.1 For the purposes of this clause 31, Confidential Information means:
(i)	(in relation to the obligations of the Purchaser) any information received or held by the Purchaser (or any of its Representatives) relating to the Seller Group or, prior to Closing, any of the Target Companies and/or the Businesses; or

(ii)	(in relation to the obligations of the Seller) any information received or held by the Seller (or any of its Representatives) relating to the Purchaser Group or, following Closing, any of the Target Companies and/or the Businesses; and

(iii)	information relating to the provisions of, and negotiations leading to, this Agreement and the other Transaction Documents and includes written information and information transferred or obtained orally, visually, electronically or by any other means;
31.2 Each of the Seller and the Purchaser shall (and shall ensure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose Confidential Information to any person except (i) as this clause 31 permits or (ii) as the other party approves in writing.
31.3 Clause 31.2 shall not prevent disclosure by a party (or, as applicable, its Representatives) to the extent it can demonstrate that:
(a)	disclosure is required by law or by any stock exchange or any regulatory, governmental or antitrust body (including any Tax authority and the US Securities and Exchanges Commission (the SEC)) having applicable jurisdiction (provided that the disclosing party shall first inform the other party of its intention to disclose such information, take into account the reasonable comments of the other party and, in the case of filings with the SEC shall use its reasonable endeavours to obtain confidential treatment in respect of any such disclosure);

(b)	disclosure is of Confidential Information which was lawfully in the possession of that party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy prior to its being received or held;

(c)	disclosure is of Confidential Information which has previously been or becomes publicly available other than through that party’s fault (or that of its Representatives);

(d)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement (or any other Transaction Document).
31.4 Each of the Seller and the Purchaser undertakes that it (and its Affiliates) shall only disclose Confidential Information to Representatives if it is reasonably required for purposes connected with this Agreement and only if the Representatives are informed of the confidential nature of the Confidential Information.
31.5 Subject to the provisions of clause 31.3, if this Agreement terminates, each of the Seller and the Purchaser shall as soon as reasonably practicable on written demand by the other party:
(a)	destroy or return to that other party (at the option of the party so destroying or returning) all written documents and other materials (including any note, analysis or memorandum (but excluding any board or committee minutes) based on any Confidential Information) relating to the other party and their Affiliates or this Agreement (including any Confidential Information) which that other party (or its Representatives) has provided to such party (or its Representatives), without keeping any copies of them,

(b)	any destruction of in accordance with clause 31.5(a) will be certified in writing to the other party by an authorising officer supervising it; and

(c)	so far as it is practicable to do so, each of the Seller and the Purchasers shall take reasonable steps to expunge such Confidential Information from any computer, word processor or other device.
31.6 Notwithstanding the foregoing and any other provision in this Agreement, the parties (and each employee, representative, or other agent) may disclose to any and all persons, without limitation of any kind, the Tax treatment and Tax structure of the transaction and all materials of any kind (including opinions or other Tax analyses) that are provided to the parties relating to such Tax treatment and Tax structure, other than any information for which nondisclosure is reasonably necessary in order to comply with applicable securities laws.
31.7 For the avoidance of doubt, nothing in this clause 31 shall prevent the use of Confidential Information in accordance with those actions set out in paragraph 5 of Schedule 6 to this Agreement.
32. Assignment
32.1 Subject to clause 32.2, unless the Seller and the Purchaser specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it. Any purported assignment in contravention of this clause 32 shall be void.

32.2 The Purchaser (but not, for the avoidance of doubt, the Purchaser’s Parent) may (without consent) assign the benefit of its rights pursuant to this Agreement (in whole or in part):
(a)	to any member of the Purchaser Group (provided that if such assignee ceases to be a member of the Purchaser Group (other than on a transfer to a third party purchaser for value) it shall immediately upon such cessation assign such rights as were assigned to it to another member of the Purchaser Group); and

(b)	by way of security to the Purchaser’s third party lenders (or an agent or trustee of such lenders) in connection with the financing of the purchase of the Shares and/or the Businesses (and the Seller agrees that, on or following any enforcement of such security, the Purchaser or such Lenders (or their agent or trustee as the case may be) may further assign the benefit of this Agreement to a purchaser for value of all or part of the Target Companies). The Purchaser acknowledges and agrees that the rights conferred on any such assignee shall only be exercisable at the same time as it exercises its security under such finance arrangements, provided that:
(i)	no such assignment shall operate to impose any additional liability or increase the liability of the Seller pursuant to this Agreement;

(ii)	the Purchaser notifies the Seller in writing promptly upon it exercising any right of assignment pursuant to this clause 32.2; and

(iii)	the Purchaser may not seek to assign, novate or otherwise transfer any of its obligations pursuant to this Agreement which shall remain the responsibility of the Purchaser notwithstanding any assignment of its rights pursuant to this clause 32.2.
33. Transfer of assets
33.1 Nothing in this Agreement shall prevent the Target Companies, the Business Sellers and the relevant members of the Seller Group from implementing or performing the Pre-Closing Transfer of Assets, or taking any action necessary in connection with such Pre-Closing Transfer of Assets.
33.2 The Seller undertakes to indemnify, defend and hold harmless the Target Companies and each member of the Purchaser Group from and against any and all Liabilities or Costs (other than Tax which shall be governed exclusively by paragraph 2.1(d) of Schedule 11) suffered or incurred by any Target Company, any member of the Purchaser Group or anyone connected to any Target Company or any member of the Purchaser Group arising out of, as a result of, or in connection with the implementation or performance of the Pre-Closing Transfer of Assets.
33.3 Without prejudice to any other rights and remedies of either the Purchaser or the Seller under this Agreement, in the event that the Seller or any other member of the Seller Group, after Closing, (for the purposes of this clause 33.3 the Holder) owns, leases or licences any asset which, immediately prior to Closing, was used by a Target Company or any Business Seller or member of the Seller Group in connection with the carrying out of the relevant Target Business, other than any asset owned, leased or licensed by the Seller and/or any other member of the Seller Group which is covered by the provisions of an executed separation and transition agreement (where the provisions of such separation and transition agreement shall apply in respect of that asset), and the Purchaser gives the Seller a written request that the Holder transfers the relevant asset to the Purchaser (or its designate), a Target Company or a Business Purchaser (as the Purchaser shall so direct and being the Recipient) or if a member of the Seller Group becomes aware that such asset exists, in each case within 24 months of the date of Closing, then the Seller or the relevant member of the Seller Group shall:
(a)	if the relevant asset was, immediately prior to the Closing, used exclusively or predominantly by a Target Company, a Business Seller or a member of the Seller Group in the carrying out of the relevant Target Business, do all such acts and things as may be necessary to transfer all right interest and title in and to the relevant asset absolutely to the Recipient for nil consideration; or

(b)	except as relates to IP, which is dealt with in Schedule 10, or Employees, or if the Purchaser directs the Holder not to transfer the relevant asset absolutely, or until such transfer is effected and if the relevant asset was, immediately prior to Closing, used, but not exclusively or predominantly, by a Target Company, a Business Seller or a member of the Seller Group in connection with the relevant Target Business in carrying out their respective businesses, grant (or, if the owner is no long a member of the Seller Group, use best endeavours to grant) to the Recipient a royalty-free, perpetual, transferable, irrevocable, worldwide right and licence (with a right to sub-license to a member of the Purchaser’s Group and transfer to a third party on a business sale) to use the relevant asset in the same manner (in all material respects) as the relevant asset was so used immediately prior to Closing, provided that if any third party consent or approval is required for the transfer of, or the grant of the licence in relation to, the relevant asset to be effective or lawful, then the Seller shall or shall procure that such member of the Seller Group (as the case may be) shall use its best endeavours to obtain that consent or approval as soon as reasonably practicable, upon which the relevant asset shall be transferred to the Recipient or a licence shall be granted to the Recipient as the case may be, in each case at no cost to any member of the Purchaser Group or to any Target Company.
33.4 Without prejudice to any other rights and remedies of either the Purchaser or the Seller under this Agreement, in the event that the Purchaser or the Target Companies or the Business Purchaser or any other member of the Purchaser Group, after Closing, (for the purposes of this clause 33.4, the Holder) owns, leases or licences any asset which, immediately prior to Closing, was used by a member of the Seller Group exclusively or predominantly in connection with business other than the relevant Target Business, other than any asset owned, leased or licensed by the Seller and/or any other member of the Seller Group which is covered by the provisions of an executed separation and transition agreement (where the provisions of such separation and transition agreement shall apply in respect of that asset), and the Seller gives the Purchaser a written request that the Holder transfers the relevant asset to the Seller or a member of the Seller Group (as the Seller shall so direct) or the Purchaser becomes aware that such assets exists, in each case, within 24 months of the date of Closing, then the Purchaser or the relevant member of the Purchaser Group shall do all such acts and things as may be necessary to transfer the relevant asset absolutely to the Seller or such member of the Seller Group for nil consideration.
33.5 For the avoidance of doubt, any costs or expenses incurred in connection with the Pre-Closing Transfer of Assets under clause 33.1 shall be borne by the Seller.

34. Non-Solicitation
34.1 Subject to clause 34.2, the Seller covenants with the Purchaser that for the period of 12 months following Closing, it will not solicit the services of, offer employment to or employ, entice away or endeavour to entice away any officer, consultant or senior or managerial employee of the Target Business or member of the Purchaser Group at the date of this Agreement whose departure from a Target Company or the Businesses would, in the reasonable opinion of Purchaser, have an adverse effect on the Target Business, with a view to inducing that person to leave such employment or engagement (whether or not such person would commit any breach of his contract of employment or engagement by reason of leaving the service of such company).
34.2 The restrictions in clause 34.1 shall not apply to: (i) any public advertisements for employment placed by the Seller and not specifically targeted at persons employed or engaged by a Target Company or a Business Purchaser; (ii) any person employed or engaged by a Target Company or a Business Purchaser contacting the Seller on his or her own initiative without any direct or indirect solicitation by or encouragement from the Seller; or (iii) any person employed or engaged by a Target Company or Business Purchaser who ceases to be employed or engaged by a Target Company or Business Purchaser prior to any restricted action under clause 34.1.
35. Further Assurances
35.1 Each of the Seller and the Purchaser shall, for a period of 24 months from the Closing Date, execute (or procure the execution of) such further documents and do all such things as may be required by law or be necessary to implement and give effect to this Agreement and the Transaction Documents.
35.2 Each of the Seller and the Purchaser shall procure that its Affiliates comply with all obligations under this Agreement which are expressed to apply to any such Affiliates.
36. Costs
36.1 Subject to clause 36.2 and except as otherwise provided in this Agreement (or any other Transaction Document), the Seller and the Purchaser shall each be responsible for its own costs, charges and other expenses (including those of its Affiliates) incurred in connection with the Proposed Transactions.
36.2 The Purchaser or its Affiliates shall bear all stamp duty, notarisation fees or other documentary transfer or transaction duties, and all stamp duty reserve Tax, stamp duty land Tax and any other transfer Taxes (Transfer Taxes) including in each case any related interest or penalties arising as a result of this Agreement or of any of the other Transaction Documents.
37. Notices
37.1 Any notice in connection with this Agreement shall be in writing in English and delivered by hand, fax, registered post or courier using an internationally recognised courier company. A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier or (ii) at the time of transmission if delivered by fax provided that in either case, where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

37.2 The addresses and fax numbers of the parties for the purpose of clause 37.1 are:

Seller

Address:	REED ELSEVIER GROUP PLC
1-3 Strand
London
WC2N 5JR

For the attention of:	General Counsel

Purchaser

Address:	HMRH ACQUISITION CO.
2711 Centreville Road
Suite 400
City of Wilmington
County of New Castle
State of Delaware 19808
USA

For the attention of:	The President

Copy to:	Weil Gotshal Manges
c/o Mark Soundy & Simon Burrows
(REF: 70073.0006)
1 South Place
London
EC2M 2WG

Purchaser’s Parent

Address:	HOUGHTON MIFFLIN RIVERDEEP GROUP PLC
Styne House
Upper Hatch Street
Dublin 2, Ireland

For the attention of:	The President

Copy to:	Weil Gotshal Manges
c/o Mark Soundy & Simon Burrows
(REF: 70073.0006)
1 South Place
London
EC2M 2WG

Purchaser’s Ultimate Parent

Address:	EDUCATION MEDIA AND PUBLISHING GROUP LIMITED
c/o Styne House
Upper Hatch Street
Dublin 2, Ireland

For the attention of:	The President

Copy to:	Weil Gotshal Manges
c/o Mark Soundy & Simon Burrows
(REF: 70073.0006)
1 South Place
London
EC2M 2WG
38. Agent for Service of Process
38.1 The Purchaser shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be Law Debenture Corporate Services Limited currently of Fifth Floor 100 Wood Street London EC2V 7EX and any claim form, judgment or other notice of legal process shall be sufficiently served on the Purchaser if delivered to such agent at its address for the time being. The Purchaser irrevocably undertakes not to revoke the authority of the above agent and if, for any reason, the Seller requests the Purchaser to do so he shall promptly appoint another such agent with an address in England and advise the Seller. If, following such a request, the Purchaser fails to appoint another agent the Seller shall be entitled to appoint one on behalf of the Purchaser at the expense of the Purchaser.
38.2 The Purchaser’s Parent shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be Law Debenture Corporate Services Limited currently of Fifth Floor 100 Wood Street London EC2V 7EX and any claim form, judgment or other notice of legal process shall be sufficiently served on the Purchaser’s Parent if delivered to such agent at its address for the time being. The Purchaser’s Parent irrevocably undertakes not to revoke the authority of the above agent and if, for any reason, the Seller requests the Purchaser’s Parent to do so he shall promptly appoint another such agent with an address in England and advise the Seller. If, following such a request, the Purchaser’s Parent fails to appoint another agent the Seller shall be entitled to appoint one on behalf of the Purchaser’s Parent at the expense of the Purchaser’s Parent.
38.3 The Purchaser’s Ultimate Parent shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement. Such agent shall be Law Debenture Corporate Services Limited currently of Fifth Floor 100 Wood Street London EC2V 7EX and any claim form, judgment or other notice of legal process shall be sufficiently served on the Purchaser’s Ultimate Parent if delivered to such agent at its address for the time being. The Purchaser’s Ultimate Parent irrevocably undertakes not to revoke the authority of the above agent and if, for any reason, the Seller requests the Purchaser’s Ultimate Parent to do so he shall promptly appoint another such agent with an address in England and advise the Seller. If, following such a request, the Purchaser’s Ultimate Parent fails to appoint another agent the Seller shall be entitled to appoint one on behalf of the Purchaser’s Ultimate Parent at the expense of the Purchaser’s Ultimate Parent.
39. Conflict with other Agreements
If there is any conflict between the terms of this Agreement and any other agreement entered in connection with the Proposed Transactions this Agreement shall prevail (as between the parties to this Agreement and as between any members of the Seller Group and any members of the Purchaser Group) unless (i) such other agreement expressly states that it overrides this Agreement in the relevant respect and (ii) the Seller and the Purchaser are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.
40. Whole Agreement
40.1 In this clause 40 the Relevant Parties shall mean the Seller, the Purchaser, each Designated Seller and each Designated Purchaser, and each of them shall be a Relevant Party.
40.2 Save for the Confidentiality Agreement, which shall remain in force in accordance with its terms, this Agreement and the other Transaction Documents together set out the whole agreement between the Relevant Parties in respect of the sale and purchase of the Shares and the Businesses and supersede any prior agreement (whether oral or written) relating to the Proposed Transactions. It is agreed that:
(a)	no Relevant Party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking made by or on behalf of any other Relevant Party (or any of its Connected Persons) in relation to the Proposed Transactions which is not expressly set out in this Agreement or any other Transaction Document;
(b)	any terms or conditions implied by law in any jurisdiction in relation to the Proposed Transactions are excluded to the fullest extent permitted by law or, if incapable of exclusion, any right, or remedies in relation to them are irrevocably waived;
(c)	the only right or remedy of a Relevant Party in relation to any provision of this Agreement or any other Transaction Document shall be for breach of this Agreement or the relevant Transaction Document; and
(d)	except for any liability in respect of a breach of this Agreement or any other Transaction Document, no Relevant Party (or any of its Connected Persons) shall owe any duty of care or have any liability in tort or otherwise to any other Relevant Party (or its respective Connected Persons) in relation to the Proposed Transactions provided that this clause shall not exclude any liability for (or remedy in respect of) fraudulent misrepresentation. Each Relevant Party agrees to the terms of this clause 40 on its own behalf and as agent for each of its Connected Persons. For the purpose of this clause, Connected Persons means (in relation to a Relevant Party) the officers, employees, agents and advisers of that Relevant Party or any of its Affiliates.

41. Waivers, Rights and Remedies
Except as expressly provided in this Agreement, no failure or delay by any party in exercising any right or remedy relating to this Agreement or any of the Transaction Documents shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.
42. Counterparts
This Agreement may be executed in any number of separate counterparts, each of which is an original but all of which taken together shall constitute one and the same instrument.
43. Variations
No amendment of this Agreement (or of any other Transaction Document) shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to it.
44. Invalidity
Each of the provisions of this Agreement and the other Transaction Documents is severable. If any such provision is held to be or becomes invalid or unenforceable in any respect under the law of any jurisdiction, it shall have no effect in that respect and the parties shall use all reasonable efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.
45. No Third Party Enforcement Rights
A person who is not a party to this Agreement shall have no right under any statutory provision to enforce any of its terms.
46. Governing Law and Jurisdiction
46.1 This Agreement shall be governed by, and interpreted in accordance with, English law.
46.2 Except as expressly provided otherwise in this Agreement, the courts of England are to have exclusive jurisdiction to settle any disputes which may arise in connection with this Agreement. For such purposes each party irrevocably submits to the jurisdiction of the English courts, waives any objections to the jurisdiction of those courts and irrevocably agrees that a judgment or order of the English courts in connection with this Agreement is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction.

DEFINITIONS AND INTERPRETATION
1. Definitions. In this Agreement, the following words and expressions shall have the following meanings:
Accounts means the carve-out accounts for the Target Business prepared in accordance with US GAAP for the three years ended 31 December 2006, 31 December 2005 and 31 December 2004, each in the Agreed Form;
Additional Locked Box Inter Company Debt means Inter Company Debt at the Locked Box Balance Sheet Date in respect of the Target Business, other than Locked-Box Inter Company Debt;
Affiliate means, in relation to any party, any subsidiary or parent company of that party and any subsidiary of any such parent company, in each case from time to time;
Affiliated Group means any affiliated group within the meaning of Code section 1504(a) or any affiliated, consolidated, combined, unitary or other similar group defined under similar provisions of state, local or foreign law;
Agreed Form means, in relation to a document, the form of that document as initialled on the date of this Agreement for the purpose of identification by or on behalf of the Seller and the Purchaser (in each case with such amendments as may be agreed in writing by or on behalf of the Seller and the Purchaser);
Assumed Liabilities means all Assumed Business Debt, all Business Liabilities and all Liabilities relating to the Business Properties, in each case excluding the Excluded Liabilities;
Benefit means any fees including directors’ fees or monitoring fees;
Business means, in relation to each Business Seller, any business carried on by that Business Seller as at Closing which exclusively or predominantly forms part of the Target Business (but excluding any Shares held by that Business Seller), and Businesses shall be construed accordingly;
Business Assets means, in relation to each Business, all the property, undertaking, rights and assets of the relevant Business Seller relating exclusively or predominantly to that Business including any assets falling into the categories of assets set out in Part A of Schedule 2 but excluding the Excluded Assets;
Business Claims means the benefit of all rights and claims arising exclusively or predominantly from the carrying on of any Business by a Business Seller (whether arising on, prior to or after Closing) but excluding rights and claims to the extent that they relate to Taxation or to any of the Excluded Assets or the Excluded Liabilities;
Business Consideration means the aggregate of the amounts set out in column 5 of Part B of Schedule 1;
Business Contracts means, in relation to each Business Seller, all contracts, engagements, licences, guarantees and other commitments to the extent that they relate to the Target Business entered into by or on behalf of, or the benefit of which is held on trust for or has been assigned to, that Business Seller prior to Closing (but excluding agreements, leases or other documents relating to ownership or occupation of Business Properties);
Business Day means a day other than a Saturday or Sunday or public holiday in England and Wales on which banks are open in London for general commercial business;
Business Goodwill means the goodwill relating to each Business, together with the exclusive right for the relevant Business Purchaser to represent itself as carrying on such Business in succession to the relevant Business Seller;
Business Information means, in relation to each Business, all information (in whatever medium stored) owned and in the possession, power or control of a Business Seller to the extent that such information relates exclusively or predominantly to that Business and is used in the management or conduct of that Business, including information relating to: (a) products, employees, formulae, designs, specifications, drawings, data, manuals instructions, (b) customer and supplier lists and details, (c) all commercial relationships and project negotiations, (d) business plans and forecasts, (e) all technical and other expertise and Confidential Information, (f) accounting and Tax records and (g) correspondence, orders and enquiries;
Business Liabilities means, in relation to each Business, all Liabilities of the relevant Business Seller (including Trade Creditors and Inter Company Payables other than Locked Box Inter Company Debt) to the extent that they relate to the Business and/or the Business Assets (excluding any Liabilities relating to any Business Properties), and Business Liability means any one of them;
Business Loose Plant and Equipment means, in relation to each Business, all the loose plant, machinery, equipment, tooling, computer hardware, furniture and vehicles of the relevant Business Seller (not being business fixtures and fittings) used exclusively for the purposes of that Business;
Business Properties means the properties of the Business Sellers short particulars of which are set out in Part B of Exhibit 4;
Business Purchasers means any member of the Purchaser Group established as a Designated Purchaser of any Business pursuant to a Supplemental Agency Agreement, and Business Purchaser means any one of them;
Business Sellers means the members of the Seller Group set out in column 1 of Part B of Schedule 1 or any member of the Seller Group established as a Designated Seller of any Business pursuant to a Supplemental Agency Agreement, and Business Seller means any one of them;
Capex Projects means, in relation to each Target Company or Business, the projects undertaken by that Target Company or the relevant Business Seller to the extent that they relate to the purchase, replacement, repair, refurbishment or improvement of, or addition to, any tangible fixed assets owned or leased by that Target Company or Business Seller (in relation to the relevant Business), including property, plant and equipment, furniture, fittings and furnishings and floor coverings;
Capital Creditors means liabilities and accruals for work done in relation to Capex Projects to the extent that they have not been paid prior to Closing (based upon evidence such as invoices, evidence of work certified, quantity surveyor reports, licences, hours worked by contractors and staff or other substantive evidence of purchase, replacement, repair, refurbishment, improvement or addition);
Cash means all cash earned exclusively by the Businesses between the Locked Box Balance Sheet Date and Closing and not taken into account in the Cash Pooling Balance;
Cash Pooling Balance means the balance (whether positive or negative) as at the Closing Date of the operation of the cash pooling arrangement described in the definition of Permitted Leakage;
Claim means any claim for breach of the Warranties and/or any Tax Claim;
Closing means completion of the sale and purchase of the Shares, the Businesses and the Business Assets relating to the Target Business in accordance with the provisions of this Agreement;
Closing Date has the meaning given in clause 7.1;
COBRA means Public Law 99-272 Consolidated Omnibus Budget Reconciliation Act;
Code means the Internal Revenue Code of 1986, as amended;
Commitment Letter means the commitment letter from Credit Suisse Securities (US) LLC and Lehman Brothers Commercial Bank (and certain of their affiliates) to the Purchaser relating to certain senior credit facilities;
Condition has the meaning given in clause 3.1;
Confidentiality Agreement means the confidentiality agreement entered into between the Seller and the Purchaser’s Parent dated 4 June 2007;
Confidential Information has the meaning given in clause 31.1;
Consideration means the aggregate of the amounts set out in column 5 of Parts A and B of Schedule 1;
Costs means losses, damages, costs (including reasonable legal costs) and expenses (including Taxation), in each case of any nature whatsoever;
Current US Benefit Plan means all material US Benefit Plans existing on the Closing Date which provide benefits to the US Business Employees;
Data Room means the documents included in the data room, an index of which is attached to the Disclosure Letter;
Debt Documentation means the Commitment Letter and the First Secured Interim Loan Agreement, the Second Unsecured Interim Loan Agreement and the PIK Loan Facility;
Default Interest means interest at LIBOR plus 4%;
Designated Purchasers means the Share Purchasers and the Business Purchasers, and Designated Purchaser means any one of them;

Designated Sellers means the Share Sellers and the Business Sellers, and Designated Seller means any one of them;
Disclosure Letter means the letter from the Seller to the Purchaser regarding information relating to the Target Business, executed and delivered immediately before the signing of this Agreement;
Equity Documentation means the underwriting agreement of even date herewith between the Seller, the Purchaser’s Parent, Fletcher Group Limited, Cheyne Special Situations I Limited, Neruda Limited, Davycrest Nominees Limited, FlinnHMR, LLC, Istithmar Education Corporation (Cayman), Urago Limited, Trioc RD Limited and Torsby Overseas Limited;
ERISA means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder;
ERISA Claim means a claim brought under this Agreement arising from or relating to a breach of ERISA;
Exchange Rate means, with respect to a particular currency for a particular day, the spot rate of exchange (the closing mid-point) for that currency into US dollars on such date as published in the London edition of the Financial Times first published thereafter or, where no such rate is published in respect of that currency for such date, at the rate quoted by HSBC as at the close of business in London on such date;
Excluded Assets means, in relation to any Business, those properties, rights and assets relating to that Business described in Part B of Schedule 2;
Excluded Liabilities means the Liabilities described in Part C of Schedule 2 and (i) any claim by or on behalf of any UK Business Employees or US Business Employees or US Target Employees arising from or in connection with their employment or its termination on or prior to the Closing Date attributable to any action or failure to act by the Seller, any member of the Seller group or the Target Companies on or prior to the Closing Date, (ii) any liability in relation to any individual who does not become a Transferred Employee or an Affected Employee at any time, (iii) any liability in relation to any Seller Plan, US Benefit Plan, US Retirement Plan and the Reed Elsevier Pension Scheme incurred on or prior to the Locked Box Balance Sheet Date and (iv) claims for workers compensation or for the type of benefits described in Section 3(1) of ERISA (whether or not covered by ERISA) that are incurred on or prior to the Locked Box Balance Sheet Date by Affected Employees or US Business Employees, including claims relating to COBRA coverage attributable to “qualifying events” occurring on or prior to the Locked Box Balance Sheet Date with respect of any Affected Employees or US Business Employees and their beneficiaries and dependents;
Exhibits means exhibits 1 to 4 of this Agreement, and Exhibit shall be construed accordingly;
Financial Debt means borrowings and indebtedness in the nature of borrowing (including by way of acceptance credits, discounting or similar facilities, loan stocks, bonds, debentures, notes, overdrafts or any other similar arrangements the purpose of which is to raise money) owed to any banking, financial, acceptance credit, lending or other similar institution or organisation;
Financing Documentation means the Debt Documentation and the Equity Documentation;

First Secured Interim Loan Agreement means the senior secured interim loan agreement, of even date herewith, between, amongst others, the Purchaser, the Purchaser’s Parent, HMRH Holdings Co., Credit Suisse, Cayman Islands Branch and the lenders and guarantors party to that agreement;
First Longstop Date means Monday 23 June 2008;
Governmental Entity means any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, Taxing, importing or other governmental or quasi-governmental authority, including the European Commission;
HMR Paper means common stock with a nominal value of US$0.001 in the Purchaser’s Parent or, if the HMR Reorganisation has become effective prior to Closing, in the Purchaser’s Ultimate Parent;
HMR Reorganisation means the ongoing reorganisation involving the establishment of a new Cayman Islands incorporated group holding company, the Purchaser’s Ultimate Parent, by way of a scheme of arrangement under section 201 of the Irish Companies Act 1963, implemented substantially in accordance with the terms of the applicable documentation in the Purchaser Information Pack;
HMR Topco means the Purchaser’s Parent or, following the HMR Reorganisation becoming effective, the Purchaser’s Ultimate Parent;
IFRS means the International Financial Reporting Standards;
IP Assignment Agreement means the assignment of registered Owned IP and in the Agreed Form;
Indirect Tax means any value added, goods, sales or turnover Tax and any equivalent or similar Tax arising in any jurisdiction but shall not, for the avoidance of doubt, include (i) any stamp duty, notarisation fee or other documentary transfer or transaction duty or stamp duty reserve Tax, stamp duty land Tax or any other similar Tax; or (ii) any deduction or withholding Tax or (iii) state franchise Tax or employee withholding Tax;
Initial Notification has the meaning given in clause 3.3;
Intellectual Property Rights or IP means patents, trade marks, service marks, logos, get-up, trade names, internet domain names, rights in designs, copyright (including rights in computer software) and moral rights, database rights, semi-conductor topography rights, utility models, rights in know-how, trade secrets, confidential information, and other intellectual property rights, in each case whether registered or unregistered and all rights or forms of protection having equivalent or similar effect anywhere in the world and registered includes registrations and applications for registration and for the avoidance of doubt, each right capable of separate ownership is to be regarded as a separate intellectual property right;
Inter Company Consideration means the equivalent amount in US dollars of the aggregate of the amount owed by a member of the Seller Group to a Target Company in relation to the Target Business at the Locked Box Balance Sheet Date less the amounts owed by a Target Company to a member of the Seller Group in relation to the Target Business at the Locked Box Balance Sheet Date, in each case as shown in the Locked Box Inter Company

Spreadsheet, calculated using the Exchange Rate on the day which is five Business Days prior to the Closing Date;
Inter Company Debt means Inter Company Payables and Inter Company Receivables, but for the purposes of paragraphs 2 and 3 of Schedule 12 shall exclude all Locked Box Inter Company Debt and Additional Locked Box Inter Company Debt;
Inter Company Payables means, in relation to any Target Company or Business, any amounts owed by that Target Company or Business Seller in relation to the Business to any member of the Seller Group (which is not an amount in respect of Tax), together with accrued interest, if any, up to the date of Closing on the terms of the applicable debt including in respect of Inter Company Trading Debt but excluding any amounts settled as a result of payment of the Cash Pooling Balance;
Inter Company Receivables means, in relation to each Target Company or Business, any amounts owed to that Target Company or Business Seller in relation to the Business by any member of the Seller Group (which is not an amount in respect of Tax), together with accrued interest, if any, up to the date of Closing on the terms of the applicable debt including in respect of Inter Company Trading Debt but excluding any amounts settled as a result of payment of the Cash Pooling Balance;
Inter Company Trading Debt means all amounts owed, outstanding or accrued in the ordinary course of trading, including any Indirect Tax arising on such amounts, as between (i) any member of the Seller Group and any Target Company or (ii) a Business Seller and any member of the Seller Group (in the case of (ii), only to the extent that the relevant amount relates to the Business of the relevant Business Seller) as at Closing in respect of inter-company trading activity and the provision of services, facilities and benefits between them; for the avoidance of doubt, Inter Company Trading Debt includes, where applicable, amounts owed in respect of salaries or other employee benefits (including payroll Taxes thereon), insurance (including health and motor insurance), pension and retirement benefit payments, management training and car rental payments paid or management services provided between them up to Closing;
IT Systems means all the information and communications technologies used by the Target Companies, and in relation to the Target Business and the Business Sellers, including without limitation all hardware, Software, websites, communications systems and computer systems but excluding networks generally available to the public;
Leakage means:
(a)	the payment of any sum by any Target Company whether by way of distribution, dividend, return of capital (whether by reduction of capital or redemption or purchase of shares) or otherwise other than in respect of Tax;
(b)	the transfer of any asset by any Target Company other than in respect of Tax;
(c)	the indemnification or incurring of any liability by any Target Company other than in respect of Tax;
(d)	the payment of any costs, bonuses or other sums by any Target Company other than in respect of Tax; or

(e)	any Tax paid by a Target Company or a Business Seller for which the Seller or any Affiliate of the Seller (other than any Target Company) or Business Seller is primarily liable, in each case to, on behalf of, or for the benefit of any Share Seller or Business Seller or, in the case of (e), the Seller or any Affiliate of the Seller (except that all management and service charges and recharges, to the extent that such charges and recharges are of a type and amount which is reasonably consistent with ordinary practice in the 12 months prior to the date of this Agreement, shall not constitute Leakage and shall continue to be payable in accordance with the terms applying as at the date of this Agreement), save to the extent that any of the above actions constitute Permitted Leakage;
Liabilities means all liabilities, duties and obligations of every description, whether deriving from contract, common law, statute or otherwise, whether present or future, actual or contingent or ascertained or unascertained and whether owed or incurred severally or jointly or as principal or surety;
LIBOR means the display rate per annum of the offered quotation for deposits in sterling for a period of one month which appears on the appropriate page of the Reuters Screen (or such other page as the parties may agree) at or about 11.00 a.m. London time on the date on which payment of the sum under this Agreement was due but not paid (except in relation to clause 2.1 where the rate shall be as at the Closing Date, and clause 6.3 where the rate shall be as at the date on which the Leakage was received by the Seller or its Representative, as appropriate);
Locked Box Balance Sheet means the unaudited balance sheet of the Target Business prepared in accordance with IFRS as at 31 December 2006 and in the Agreed Form;
Locked Box Balance Sheet Date means 31 December 2006;
Locked Box Inter Company Debt means the amounts recorded in the Locked Box Inter Company Spreadsheet in respect of the Inter Company Debt as at the Locked Box Balance Sheet Date in respect of the Target Business;
Locked-Box Inter Company Spreadsheet means the spreadsheet in the Agreed Form setting out the Inter Company Payables and the Inter Company Receivables as at the Locked Box Balance Sheet Date;
Management Accounts means the unaudited monthly management accounts including the income statement and cash flow statement of the Target Business for the period ending on 31 May 2007;
Material Adverse Change means any event that has given rise or which, in the reasonable opinion of the Seller, is likely to give rise to any material adverse change to the financial condition or results of operations of Target Business, except for any change or event that has arisen on account of, or results from:
(a)	any changes generally affecting the industries or markets in which the Target Business operates;
(b)	any changes in economic or political conditions generally, including any changes in macroeconomic factors, interest rates, general financial market conditions, war, terrorism or hostilities; or

(c)	changes in the law, generally accepted accounting principles or official interpretations of the foregoing;
Monthly Information Package has the meaning given in paragraph 5 of Schedule 6;
Non-Exclusive Information means information in the possession of members of the Seller Group which does not relate exclusively or predominantly to the Target Business;
Non-Tax Claim means a Claim other than a Tax Claim;
Obligations means the obligations set out in Schedule 15;
Overall Objectives has the meaning given in clause 23.1;
Owned IP means the Registered Owned IP and other unregistered Intellectual Property Rights owned by the Business Sellers and any member of the Seller Group that are used exclusively or predominantly in relation to the Target Business other than the Target Company IP;
parent company means any company which holds a majority of the voting rights in another company, or which is a member of another company and has the right to appoint or remove a majority of its board of directors, or which is a member of another company and controls a majority of the voting rights in it under an agreement with other members, in each case whether directly or indirectly through one or more companies and, in relation to the Seller, also includes (but is not limited to) Reed Elsevier Group PLC;
Pearson means Pearson PLC;
Pearson Closing Date means relevant date of the completion of each of the transactions contemplated by the Pearson TSA;
Pearson SPA means the sale and purchase agreement entered into between the Seller and Pearson for the sale and purchase of the shares and assets relating to the assessment and international education business of Reed Elsevier, dated 4 May 2007;
Pearson Target Business means the assessment and international education business of the Seller immediately prior to the signing of the Pearson SPA;
Pearson Target Companies means Harcourt Assessment Inc., Harcourt Assessment B.V., Les Editions du Centre Pyschologie Appliquee SA, Harcourt Test Services GmbH, Harcourt Assessment Sweden AB, Harcourt Education Limited, Heinemann Education Botswana Publishers (Pty) Limited, Heinemann Publishers (Pty) Limited, Leading Edge Economics Pty Limited and Reed Publishing (NZ) Limited;
Pearson TSA means the transitional services agreement to be entered into by Harcourt Education Inc. and Pearson (or one of its Affiliates) relating to the provision of transitional services between the Business and Pearson (or its Affiliates), details of which are set in the side letter from the Seller to the Purchaser of even date herewith;
Permitted Encumbrances means security interests arising in the ordinary course of business or by operation of law including security interests for Taxation and other governmental charges;
Permitted Leakage means:

(a)	the operation of the Seller Group and Target Business cash pooling arrangements since the Locked Box Balance Sheet Date in a manner consistent with ordinary and usual practice over the twelve months preceding this Agreement under which any positive cash balances of the Target Business will be pooled with the other cash resources of the Seller Group and the Seller Group will make available to the Target Business, sufficient cash to make good any negative cash balances in respect of the Target Business on or after the Locked Box Balance Sheet Date; and

(b)	any Pre-Closing Transfer of Assets;
PIK Loan Facility means the unsecured pay-in-kind interim loan agreement, of even date herewith, between, amongst others, the Purchaser, HMRH Holdings Co., the Purchaser’s Parent, Credit Suisse, Cayman Islands Branch and the lenders party to that agreement;
Post-Closing Period means any Tax period or portion thereof beginning after the Closing Date;
Pre-Closing Period means any Tax period or portion thereof that is neither a Post-Closing Period nor a Straddle Period;
Pre-Closing Transfer of Assets means any transfers of shares, assets or liabilities between the Target Companies, the Business Sellers and other members of the Seller Group necessary to ensure that either (i) all of the shares, assets and liabilities that exclusively or predominantly relate to the Target Business are transferred to the appropriate entity so that such shares, assets or liabilities may be transferred to a member of the Purchaser Group pursuant to and in accordance with the terms of this Agreement or (ii) share, assets and liabilities that do not exclusively or predominantly relate to the Target Business are transferred to the appropriate entity so that such shares, assets or liabilities are not transferred to a member of the Purchaser Group pursuant to and in accordance with the terms of this Agreement;
Properties means the Business Properties and the Target Company Properties;
Proposed Transactions means the transactions contemplated by the Transaction Documents;
Purchaser Clean Team means (a) no more than 12 members of the senior management of the Purchaser who are not typically involved in the marketing and sales operations of the Purchaser’s business that compete with the Target Business, and (b) the professional advisors of the Purchaser Group, provided that all such senior management and advisors have entered into appropriate confidentiality agreements with the Seller;
Purchaser Group means the Purchaser, the Purchaser’s Parent, the Purchaser’s Ultimate Parent and their Affiliates from time to time;
Purchaser Information Pack means the set of documents provided by the Purchaser to the Seller in the Agreed Form;
Purchaser Obligation means any representation, warranty, covenant, undertaking or indemnity (including, without limitation, any covenant and/or undertaking to pay, refund or reimburse pursuant to Schedule 11) given by the Purchaser to the Seller under this Agreement;
Purchaser’s Bank Account means the Purchaser’s bank account at Bank of America; account name: Houghton Mifflin Company; account number 000045492008; SWIFT code

BOFAUS3N; ABA Number 026009593 (and/or such other account(s) as the Seller and Purchaser may agree in writing);
Purchaser Group Structure Chart means the structure chart of the Purchaser Group contained in the Purchaser Information Pack;
Purchaser’s Guaranteed Obligations has the meaning given in clause 25.1;
Purchaser’s Parent means Houghton Mifflin Riverdeep Group PLC;
Purchaser’s Parent Articles means the Articles of Association of the Purchaser’s Parent in the Purchaser Information Pack or as amended in accordance with Schedule 5;
Purchaser’s Ultimate Parent means Education Media and Publishing Group Limited, a company incorporated in the Cayman Islands with number MC 188094;
Purchaser’s Ultimate Parent Articles means the Articles of Association of the Purchaser’s Ultimate Parent in the Purchaser Information Pack or as amended in accordance with Schedule 5;
RBF Notes means loan notes to be issued by HMR Topco or one of its Affiliates and guaranteed (on a primary obligor basis and not merely as surety) by HMR Topco and including (a) all terms and conditions that are necessary to give effect to the terms set out in Schedule 17 in a customary manner, and (b) such other terms and conditions as are customary for an instrument of this nature (having regard to market practice), provided that in no event shall such instrument contain any additional affirmative or negative covenants to those referred to in Schedule 17 or otherwise be inconsistent with the terms set out in Schedule 17;
Records has the meaning given in clause 27.1;
Reed Elsevier Pension Scheme means the Reed Elsevier Pension Scheme established by a trust teed and rules dated 19 October 2004 (as amended);
Registered Owned IP means the registered Intellectual Property Rights owned by the Business Sellers, or any other member of the Seller Group and used exclusively or predominantly in relation to the Target Business as set out in Exhibit 3;
Registered Target Company IP means the registered Intellectual Property Rights owned by the Target Companies;
Regulatory Law means any law, statute, or regulation governing the merger control process in any relevant jurisdiction;
Relevant Group means the Affiliated Group of which Reed Elsevier Holding Inc. is the common parent;
Representatives means, in relation to a party, its respective Affiliates and the directors, officers, employees, agents, advisers, accountants and consultants of that party and/or of its respective Affiliates;
Retirement Benefit means any pension, lump sum or gratuity payable or prospectively or contingently payable on or following retirement, leaving service, invalidity or death, but excluding benefits provided under any arrangement the sole purpose of which is to provide benefits on the injury, accidental death or dismemberment or long-term or short-term disability of an Employee;
Reverse Break Fee has the meaning given in clause 4.2;
Sales Bonus means a bonus to be paid in connection with the Proposed Transactions;
Second Secured Interim Loan Agreement means the second lien secured interim loan agreement, of even date herewith, between, amongst others, the Purchaser, the Purchaser’s Parent, HMRH Holdings Co., Credit Suisse, Cayman Islands Branch and the lenders and guarantors party to that agreement;
Second Request has the meaning given in clause 3.2;
Seller Group means the Seller and its Affiliates from time to time but excluding the Target Companies;
Seller Guaranteed Obligation has the meaning given in clause 26.1;
Seller Obligation means any representation, warranty, covenant, undertaking or indemnity (including, without limitation, any covenant and/or undertaking to pay, refund or reimburse pursuant to Schedule 11) given by the Seller to the Purchaser under this Agreement;
Seller Plan means each scheme, fund, arrangement, plan or agreement under which any member of the Seller Group provides, is (or could become) liable to provide or has agreed to provide (or to which any member of the Seller Group contributes, is liable to contribute or has agreed to contribute to the provision of) any Retirement Benefits for or in respect of any Employee or former Employee and references to any Seller Plan shall be construed as also referring to its trustees, fiduciaries, managers and administrators (as applicable).
Seller’s Bank Account means the Seller’s bank account at Citibank, N.A., 399 Park Avenue, New York, NY; account name: Reed Elsevier Inc., account number 3838-7052; ABA# 021000089 (and/or such other account(s) as the Seller and Purchaser may agree in writing);
Senior Equity Facility means the Senior Equity Facility Credit Agreement dated 21 December 2006 amongst Riverdeep Holdings Limited, the Lenders party thereto, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Limited and BNP Paribas, in the Agreed Form;
Senior PIK Loan Facility means the existing pay-in-kind loan agreement entered into by members of the Purchaser Group in relation to the existing pay-in-kind loan facility of the Purchaser Group;
Set of Shares means, in relation to a Share Seller, the shares comprising issued share capital of any particular Target Company which are to be sold by that Share Seller under this Agreement;
Share Purchasers means any member of the Purchaser Group established as a Designated Purchaser of any Shares pursuant to a Supplemental Agency Agreement, and Share Purchaser means any one of them;
Share Sellers means the members of the Seller Group set out in column 1 of Part A of Schedule 1 and/or any member of the Seller Group established as a Designated Seller of any Shares pursuant to a Supplemental Agency Agreement, and Share Seller means any one of them;
Shares means the shares comprising the entire issued share capital of each of the Target Companies set out opposite the names of the Share Sellers in column 2 of Part A of Schedule 1;
Software means all software used in connection with the business of a Target Company and/or Target Business, including any computer programs, whether in source code or object code, whether machine readable or otherwise, and firmware that relates to or is comprised in hardware, together with all supporting documentation and materials necessary to enable a user to make full use of the functionality of, or to administer effectively, such software and firmware;
Standard Agency Agreements means the agreements between the Seller and a Designated Seller or between the Purchaser and a Designated Purchaser entered into prior to the execution of this Agreement, appointing the Seller or the Purchaser as the Designated Seller’s or Designated Purchaser’s agent respectively on the terms set out therein, and Standard Agency Agreement means any one of them;
Stock means, in relation to each Business, all the raw materials, stocks, work-in-progress and semi-finished and finished goods of the relevant Business Seller relating exclusively or predominantly to that Business;
Straddle Period means any Tax period that includes (but does not end on) the Closing Date;
Subsidiaries means the companies details of which are set out in Exhibit 2 and Subsidiary means any one of them;
subsidiary and subsidiaries means any company in relation to which another company is its parent company;
Supplemental Agency Agreements means the agreements between the Seller, the Purchaser and either a Designated Seller or Designated Purchaser to be entered into in the circumstances referred to in Part B of Schedule 13 after the date of this Agreement (but in any case prior to or at Closing), and Supplemental Agency Agreement means any of them;
Target Benefit Plan means those US Benefit Plans that are maintained or contributed to solely by the Target Companies or to which the Target Companies are a party;
Target Business means the Harcourt education business, excluding, for the avoidance of doubt, the Pearson Target Business;
Target Companies means (i) the companies the Shares of which are listed in column 2 of Part A of Schedule 1 and details of which are set out in Exhibit 2 and (ii) the Subsidiaries, and Target Company means any of them;
Target Company IP means the Registered Target Company IP and all other material unregistered Intellectual Property Rights owned by the Target Companies and used in relation to the Target Business;

Target Company Properties means the leasehold interests of the Target Companies brief particulars of which are set out in Part A of Exhibit 4;
Target Sub-Group means, in relation to any Shares listed in column 2 of Part A of Schedule 1, the Target Company whose Shares they comprise (and whose name is set out in that column) and all Subsidiaries which are subsidiaries of that Target Company at Closing;
Tax or Taxes means all income, excise, gross receipts, ad valorem, sales, goods and services, harmonized sales, use, employment, franchise, profits, gains, escheat, property, severance, alternative, value added, business and occupation, license, excise, registration, estimated, transaction, title, capital, premium, recording, inventory, business privilege, federal highway use, commercial rent, environmental, transfer, use, abandoned property, transfer, property, payroll, intangibles or other Taxes, fees, stamp Taxes, imposts, duties, charges, levies or assessments in the nature of a Tax of any kind whatsoever (whether payable directly or by withholding), together with any related interest and any penalties, surcharges, additions to Tax or additional amounts imposed by any Governmental Entity, and any liability for any of the foregoing payable by reason of contract, assumption, operation of law, Treasury Regulation section 1.1502-6 (or any predecessor or successor thereof of any analogous or similar provision under law) or otherwise;
Tax Claim means any written claim with respect to Taxes made by any Tax authority or other person that, if pursued successfully, could serve as the basis for a claim for indemnification of the Purchaser or Seller, as the case may be, under paragraph 2 of Schedule 11 of this Agreement;
Tax Return means any return, declaration, report, claim for refund or information return or statement relating to any Taxes, including any schedule or attachment thereto, and including any amendment thereof;
Tax Warranties means the warranties set out in paragraph 1 of Schedule 11;
Third Party Assurances means all guarantees, indemnities, counter-indemnities and letters of comfort of any nature given (i) to a third party by a Target Company in respect of any obligation of a member of the Seller Group; and/or (as the context may require) (ii) to a third party by a member of the Seller Group in respect of any obligation of a Target Company or in respect of any Business Contract;
Third Party Claim has the meaning given in clause 10;
Third Party Consent has the meaning given in clause 12.4;
Third Party Right means any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, encumbrance, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement, or any agreement to create any of the above;
Trade Creditor means amount payable at Closing in respect of trade creditors by a Target Company or, in relation to a Business, by the relevant Business Seller in connection with that Business (including, in each case, any Inter Company Debt, customers and trade bills payable and Capital Creditors);
Trade Debtors means amounts receivable at Closing in respect of trade debtors by a Target Company or, in relation to a Business, by the relevant Business Seller in connection with that

Business (including, in each case, any Inter Company Debt, amounts recoverable, payments in advance, trade bills recoverable, prepayments and accrued income);
Transaction Documents means this Agreement, the Disclosure Letter, the Standard Agency Agreements, the Supplemental Agency Agreements and any other documents in Agreed Form;
Transfer Regulations means the Transfer of Undertakings (Protection of Employment) Regulations 2006;
Transitional Service means (in respect of services provided to the Target Business) any significant service provided by any part of the Seller Group to the Target Business at Closing which the Target Business cannot immediately provide for itself from its existing resources and at immaterial Cost and (in relation to services provided to the Seller Group) any significant service provided by any part of the Target Business to the Seller Group at Closing which the Seller Group cannot immediately provide for itself from existing resources and at immaterial Cost;
UK Business means the Business carried on by the relevant Business Seller in the United Kingdom;
UK Business Employee means each employee of the relevant Business Seller who is immediately prior to Closing wholly or substantially engaged in the UK Business;
USA or US or United States means the United States of America;
US Benefit Plan means any bonus, incentive compensation, deferred compensation, Retirement Benefit, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, worker’s compensation or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, or whether for the benefit of a single individual or more than one individual including, any Seller Plan and including but not limited to, any “employee benefit plan” within the meaning of Section 3(3) of ERISA, existing at the Closing Date or prior thereto, established or to which contributions have been made by the Seller Group, the Target Companies, or any predecessor of the foregoing, or under which any Business Employee, or former employee of the Target Companies or any beneficiary thereof has benefit rights, or for which the Target Companies may have liability;
US Business means the Business carried on by the relevant Business Seller(s) in the United States;
US Business Employee means each employee of the relevant Business Sellers who is immediately prior to Closing wholly or substantially engaged in the US Businesses;
US Employees means the employees of the relevant Target Companies immediately prior to Closing;
US GAAP means generally accepted accounting principles of the United States;
US Retirement Plan means the Reed Elsevier US Salary Investment Plan, the Reed Elsevier US Retirement Plan and Reed Elsevier US Supplemental Executive Retirement Plan;
VAT means value added tax and any similar sales or turnover tax;

Warranties means the warranties given pursuant to clause 8 and set out in Schedule 3 and the Tax Warranties; and
Working Hours means 9.30 a.m. to 5.30 p.m. in the relevant location on a Business Day.
2. Interpretation. In this Agreement, unless the context otherwise requires:
(a)	references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);
(b)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;
(c)	references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the equivalent term or concept in that jurisdiction;
(d)	references to dollars or US$ of $ are references to the lawful currency from time to time of the United States;
(e)	for the purposes of applying a reference to a monetary sum expressed in sterling, an amount in a different currency shall be deemed to be an amount in sterling translated at the Exchange Rate at the relevant date (which in relation to a Claim, shall be the date of the receipt of notice of that Claim under Schedule 4); and
(f)	any reference in this Agreement to the Seller’s knowledge or any statement in this Agreement qualified by the expression so far as the Seller is aware or to the best of the Seller’s knowledge or to the extent that the Seller is aware or any similar expression shall be deemed only to be made on the basis of the actual knowledge, at the date of this Agreement, of the following persons and shall carry no requirement to make enquiries of any other person:

Name	Position

Mark Armour	Chief Financial Officer of Reed Elsevier Group PLC

Steve Cowden	General Counsel of Reed Elsevier Group PLC

Ray Fagan	Chief Financial Officer, Harcourt Education

Henry Horbaczewski	General Counsel of Reed Elsevier Group Inc.

Michael Lavelle	Global Controller, Harcourt Education

Paul Miles	Group Chief Accountant of Reed Elsevier Group PLC

Paul Morton	Head of Group Taxation of Reed Elsevier Group PLC

Paul Richardson	Group Treasurer of Reed Elsevier Group PLC

Name	Position

Sybella Stanley	Director of Corporate Finance of Reed Elsevier Group PLC

Patrick Tierney	Chairman, Harcourt Education
(g)	any reference in this Agreement to the Purchaser’s knowledge or any statement in this Agreement qualified by the expression so far as the Purchaser is aware or to the best of the Purchaser’s knowledge or to the extent that the Purchaser is aware or any similar expression shall be deemed only to be made on the basis of:
(i)	the actual knowledge, at the date of this Agreement, of the following persons and shall carry no requirement to make enquiries of any other person:

Name	Position

Bill Bayers	Senior Vice President and General Counsel, Houghton Mifflin Company

Jeremy Dickens	President of Houghton Mifflin Riverdeep Group PLC

Richard Fine	Vice President, Corporate Development, Houghton Mifflin Riverdeep Group PLC

Gerald Hughes	Executive Vice President and Chief Operating Officer, Houghton Mifflin Company

Tony Lucki	President and Chief Executive Officer, Houghton Mifflin Company

Tony Mulderry	Executive Vice President, Corporate Development, Houghton Mifflin Riverdeep Group PLC

Michael Muldowney	Senior Vice President and Chief Financial Officer, Houghton Mifflin Company

Barry O’Callaghan	Chairman and Chief Executive Officer, Houghton Mifflin Riverdeep Group PLC

Ciara Smyth	Senior Vice President and Head of HR, Houghton Mifflin Company
(ii)	the actual knowledge, at the date of this Agreement, of Joanna Bradshaw, Gates Bryant, Mike Dolan, Jim Kennedy, Sarah McAllister, Lois Novotny, Ben Powell, Mike Quinn, Mike Smith, Clarence Thacker and Tom Waye arising from their review of the documents in the Data Room;
(h)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

3. Enactments. Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described in (i) or (ii) above, except to the extent that any of the matters referred to in (i) to (iii) occurs after the date of this Agreement and increases or alters the liability of the Seller or the Purchaser (or any person on whose behalf it is acting as agent pursuant to this Agreement) under this Agreement.
4. Schedules and Exhibits. The Schedules and Exhibits comprise schedules and exhibits to this Agreement and form part of this Agreement.
5. Inconsistencies. Where there is any inconsistency between the definitions set out in this Schedule and the definitions set out in any clause or any other Schedule, then, for the purposes of construing such clause or Schedule, the definitions set out in such clause or Schedule shall prevail.
6. Recitals. The recitals to this Agreement are subject to the provisions of this Agreement and do not impose any additional obligations on the parties over and above such provisions.